12g3-2(b)

RECEIVED

OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-04515

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

06018201

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

SUPPL

Cologno Monzese, 2nd November 2006

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of October.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

RECEIVED

2006 NOV -7 P 1:35

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

GRUPPO MEDIASET

<u>Today Telecinco our controlled company has disclosed the following press release</u>

As, in accounting terms, Grupo Publiespaña's integration occurred as from 1 April 2004, the 2004 results provided for comparison purposes are presented – and filed with the Spanish stock market regulator (CNMV) – in combined format, that is, including Grupo Publiespaña's first quarter results.
The consolidated financial information provided for both 2005 and 2004 are in accordance with International Financial Reporting Standards (IFRS), which are applicable to Telecinco as of 1 January 2005 and in force at the date of publication.

Madrid, October 24 2006

<u>Telecinco's January-September 2006 financial results</u>

TELECINCO IMPROVES NET PROFIT BY 7.8% DESPITE DTT-RELATED COSTS AND INCREASING COMPETITION

- Net profit was €229.30 million
- The gross operating margin EBITDA, at a record €321.96 million, has climbed 3% compared with the same period of 2005
- Grupo Publiespaña has beaten its total gross advertising revenue record with €685.08 million, an increase of 4.2% over the January-September 2005 period. Net advertising revenue grew by 4.4% to €655.69 million.
- For the year to date, Telecinco is the audience share leader in terms of total day share (21.3%), prime time share (21.4%), total day share of the commercial target (23.1%) and prime time share of the commercial target (23.8%)

For the January-September period, Telecinco has confirmed its leadership position in terms of **audience share, turnover, price, cash flow, market share** and **margins** - an indicator the company has continued to improve despite DTT launch-related costs and increasing competition from new television channels.

At <u>655.69 million</u>, Telecinco hit a new all-time high for <u>net advertising revenue</u>, which grew by 4.4% compared with the January-September 2005 period.

<u>Pre-tax profit</u> leapt from €309.88 million in the first nine months of 2005 to <u>€324.62</u>

million in 2006, an increase of 4.8%.

Net profit totalled €229.30 million, representing an increase of 7.8% on the same period of 2005 (€212.63 million).

The gross operating margin (adjusted EBITDA) reached €321.96 million between January and September, up by 3% on the same period of 2005. The company's EBIT was €317.31 million, up 4% on the same period of 2005 (€305.23 million). This figure brings Telecinco's EBIT-total net revenue margin to 45.3%.

Grupo Publiespaña hits a new record after a 4.2% increase in total gross advertising revenues

Grupo Publiespaña set a new record for total gross advertising revenue with €685.08 million, up 4.2% on the same period of 2005. Net advertising revenue improved by 4.4% to €655.69 million.

Record results with costs growing in line with inflation

These figures are further proof of Telecinco's efficient business model, based on a transparent commercial management with a product range tailored to each customer and a programming grid designed to achieve audience share leadership and profitability. To obtain these figures, Telecinco has strictly adhered to its cost control policy despite the emergence of new television channels, with costs increasing in line with inflation plus DTT-related charges to 4.7% in total.

Telecinco leads the audience share ranking for the year to date with 21.3%

After the period of change as a result of the new television channels and the broadcast of major sport events, Telecinco is the only channel that has remained above a 20% audience share, both in terms of total day and prime time.

Telecinco has closed the first nine months of the year as the undisputed leader of Spain's television market with a **21.3% audience share**, compared with Antena 3's 19.8% and TVE 1's 18.2%.

The strength of the channel between January and September has also been visible in advertisers' preferred time slot, the **prime time** (21.00 - 24.00), where Telecinco has obtained a **21.4% audience share, almost two points ahead** of Antena 3 (19.6%) and three points ahead of TVE 1 (18.0%).

Regarding the** commercial target, **Telecinco's leadership position has remained uncontested: the channel achieved a** 23.1% share in terms of total day audience, **compared with 20.4% for Antena 3 and 14.7% for TVE 1, and** 23.8% share in the prime time slot, **compared with 20.1% for Antena 3 and 14.7% for TVE 1.

January - September 2006			
	Telecinco	**Antena 3**	**TVE 1**
Total day	**21.3%**	19.8%	18.2%
Prime Time	**21.4%**	19.6%	18.0%
Commercial Target - Total Day	**23.1%**	20.4%	14.7%
Commercial Target - Prime Time	**23.8%**	20.1%	14.7%

Comments by Paolo Vasile and Giuseppe Tringali, chief executives of Telecinco.

"We started the year aiming to improve our excellent 2005 results and consolidate as the leading television channel in terms of audience share and advertising revenues despite new entrants. Now that we have overcome a challenging first half of the year, when total advertising revenue grew by 3.1%, Telecinco has increased its growth rate to 7.8% in the third quarter, bringing its growth between January and September to 4.2%. A notable contributor has been the Special Initiatives division, which has exceeded 15% of our television-related revenues for the first time, confirming the success of the strategy we implemented five years ago with the introduction of innovative advertising formats giving advertisers more visibility", explained **Giuseppe Tringali.**

Paolo Vasile said: *"We are pleased to bring these results to our shareholders as a proof of our firm determination to work hard for the television and business leadership for which Telecinco has been known for years. The obstacles arising in an evolving environment are a motivation to improve our performance. The significant audience share gap with other television channels, achieved in an environment marked by growing competition without compromising our traditional, strict control of costs, is the result of the work of a team that is deeply committed to the company".*

TELECINCO PRESS OFFICE

Department of Communications and Media Relations
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor/

Interim Report 2006

MEDIASET





Mediaset Group

MEDIASET S.p.A. - via Paleocapa, 3 - 20121 Milan

Share capital EUR 614,238,333.28 wholly paid-in

Taxpayer's code, VAT number and registration number in the register of companies in Milan: 09032310154

Internet site: www.mediaset.it

CONTENTS

Board of Directors	**Chairman**	Fedele Confalonieri
	Deputy Chairman	Pier Silvio Berlusconi
	CEO	Giuliano Adreani
	Directors	Marina Berlusconi Pasquale Cannatelli Paolo Andrea Colombo Mauro Crippa Bruno Ermolli Luigi Fausti Marco Giordani Alfredo Messina Gina Nieri Carlo Secchi Attilio Ventura
Executive Committee		Fedele Confalonieri Pier Silvio Berlusconi Giuliano Adreani Gina Nieri
Internal Control Committee		Luigi Fausti (*Chairman*) Alfredo Messina Carlo Secchi
Remuneration Committee		Bruno Ermolli (*Chairman*) Paolo Andrea Colombo Attilio Ventura
Governance Committee		Attilio Ventura (*Chairman*) Paolo Andrea Colombo Luigi Fausti
Board of Statutory Auditors	**Chairman**	Achille Frattini
	Acting Auditors	Francesco Antonio Giampaolo Riccardo Perotta
	Substitute Auditors	Giancarlo Povoleri Francesco Vittadini
External Auditors		Deloitte & Touche S.p.A.

Main income statement data

2005 full year mio €	%		1st half 2006 mio €	%	1st half 2005 mio €	%
3,678.0	100%	Consolidated net revenues	1,994.1	100%	1,980.2	100%
2,748.1	74.7%	Italy	1,472.2	73.8%	1,471.2	74.3%
931.1	25.3%	Spain	523.3	26.2%	509.0	25.7%
1,201.0	100%	Operating profit	650.4	100%	754.4	100%
787.8	65.6%	Italy	386.4	59.4%	497.9	66.0%
413.3	34.4%	Spain	264.4	40.7%	256.6	34.0%
1,244.1	33.8%	EBIT Mediaset Group	651.7	32.7%	797.5	40.3%
1,202.2	32.7%	EBT and minority interests	646.3	32.4%	788.9	39.8%
603.4	16.4%	Mediaset Group net profit	332.5	16.7%	426.6	21.5%

Main balance sheet/financial data

31-12-2005 mio €		30-06-2006 mio €	30-06-2005 mio €
3,237.0	Net invested capital	3,463.0	3,145.2
2,879.0	Total Shareholders' Equity	2,698.3	3,099.6
2,593.9	Group Shareholders' Equity	2,461.8	2,857.1
285.1	Minority Shareholders' Equity	236.5	242.5
(358.0)	Net financial position	(764.7)	(45.6)
1,606.8	Free cash flow	870.3	882.3
1,145.7	Investments	1,087.6	477.0
448.8	Dividends paid by Mediaset S.p.A.	489.3	448.8
86.0	Dividends paid by subsidiaries	144.1	86.0

Personnel

2005 full year	%		1st half 2006	%	1st half 2005	%
5,844	100.0%	Mediaset Group employees (end-of-period)	5,808	100.0%	5,658	100.0%
4,671	79.9%	Italy	4,639	79.9%	4,483	79.2%
1,173	20.1%	Spain	1,169	20.1%	1,175	20.8%
5,798	100.0%	Mediaset Group employees (average)	5,843	100.0%	5,687	100.0%
4,613	79.6%	Italy	4,676	80.0%	4,485	78.9%
1,185	20.4%	Spain	1,167	20.0%	1,202	21.1%

Main indicators

2005 full year		1st half 2006	1st half 2005
32.7%	Operating profit/Net revenues	32.6%	38.1%
28.7%	Italy	26.2%	33.8%
44.4%	Spain	50.5%	50.4%
33.8%	EBIT/Net revenues	32.7%	40.3%
32.7%	EBT and minority interests/Net revenues	32.4%	39.8%
16.4%	Mediaset Group net profit/Net revenues	16.7%	21.5%
0.51	EPS (euro per share)	0.29	0.36
0.51	diluted EPS (euro per share)	0.29	0.36

Summary of the Group's results in the first half of 2006

Here follows a summary of the main results achieved by the Mediaset Group as at June 30th, 2006 compared to the figures in the same period of 2005:

- **Consolidated net revenues** amounted to **EUR 1,994.1 million**, with a **0.7%** increase;
- **EBIT** amounted to **EUR 651.7 million** and recorded a decrease of **EUR 145.8 million** compared to the same period of the previous year that, among other things, had benefited from non recurring income of EUR 43.1 million originated by the sale of a 1.9% stake in Gestevision Telecinco. **EBIT** represented a **32.7%** ratio on net revenues compared to 40.3% recorded in the same period of 2005; EBITDA, gross of income generated by disposals of equity investments, amounted to 32.6% of net revenues compared to 38.1% in the first half of 2005;
- **Earnings before tax and minority interest** amounted to **EUR 646.3 million**, compared to EUR 788.9 million in the first half of 2005;
- The **net profit pertaining to Group operations** amounted to **EUR 332.5 million** compared to EUR 426.6 million at June 30th, 2005; the parent company Mediaset S.p.A., which has been drafting its financial statements since January 1st, 2006 by adopting the IAS/IFRS accounting standards, closed the first half of 2006 with net profit totalling EUR 517.0 million.
- **Consolidated net financial position** decreased from EUR -358.0 million at December 31st, 2005 to **EUR -764.7 million** at June 30th, 2006, mainly as a consequence of the dividend payout by the parent company and the subsidiary Telecinco totalling EUR 633.4 million. **Free cash flow** from Group's operations, gross of changes related to investments or divestments of equity and treasury shares amounted to **EUR 166.1 million**, with a EUR -210.9 million decrease compared to the same period of 2005. This change is mainly due to the outflows, for a total of about EUR 260 million, recorded in the period as a consequence of the purchase from Europa TV of the broadcasting network for the implementation of the multiplex platform for the new mobile DTT transmission using DVB-H technology and as a result of the purchase of option agreements on encrypted rights for the 2009/2010 season of some important "Serie A" premier league Italian football clubs.

Analysis of results by geographical segments: Italy

- In the first half of 2006 **consolidated net revenues** from Group's operations in Italy reached **EUR 1.472.2 million** with a 0.1% increase over the same period of the previous year.
- **EBIT** totalled **EUR 387.8 million,** decreasing from EUR 538.8 million recorded at June 30th, 2005. This result had already been positively impacted by the above-mentioned capital gains from the sale of a 1.9% stake in Gestevision Telecinco; gross of this item, **operating profitability** went down to **26.3%** compared to 36.6% in the first half of 2005.

The performance of results in Italy in the first half of 2006 was mainly impacted by the following elements:

- the **distinctiveness of this television season**, which was characterised by negative advertising sales in the second quarter and higher costs for television products in the first quarter.

More specifically, after recording a 2.3% increase in advertising sales on Mediaset networks in the first quarter of the year, the second quarter was characterised by a significant slow down in advertising investments. This situation is attributable to the presence of some events such as Easter Holidays, Italian political elections and, particularly for Mediaset, the World Football Championship broadcast in June by RAI and Sky. Gross advertising sales on Mediaset networks in the first half of 2006 recorded a 1.4% decrease compared to the first half of 2005.

As far as television costs are concerned, the figures of the first half of the year showed an overall 6% increase. This variation was mainly due to the evolution of the first three months as well as to a pre-emption of about two weeks of programme scheduling and to the costs generated by events such as the production of the "*Serie A*" programme on Sundays and the reality shows *Grande Fratello* and *La Fattoria*, which were not included in the schedules of the same period of 2005. During the second quarter, television costs were substantially in line with those recorded in the same period of 2005.

- **the impact of atypical and non recurring components**: in the first half of 2006, a reorganisation process was finalised for collecting, under the subsidiary company Elettronica Industriale S.p.A., the Group's assets required to perform its role as *network operator* and obtain the relevant licence. This process generated ancillary charges for about EUR 8 million. In the first half of 2005, the income statement had also recorded net income for about EUR 5 million from the sale of ADSL platform exploitation rights referring to encrypted television rights of the main "Serie A" premier league Italian football clubs for the seasons 2005/2006 and 2006/2007.

- the performance of the start-up operations associated with digital terrestrial television (network operator, pay per view, multichannel). The results of these operations were still significantly impacted by the amortisation and write-downs linked to the investments made to buy new frequencies and prepare the broadcasting platforms and for the *premium* offer contents in pay-per-view.

More specifically, the current offer in terms of contents and television services provided by digital terrestrial television also by third parties is not ready yet to adequately develop the true potential of a network operator. A commercial offer will only be launched for digital terrestrial television supported by mobile phones (DVB-H) as of the second half of 2006, where Mediaset will play a major role as both network operator and content provider.

The results of the first half of the year referring to ***Pay per view*** television operations were also impacted by the seasonal character of football events that essentially penalise the first half of the year. Results in terms of sales of the commercial offer in its first complete year (from July 2005) were extremely positive. 1.9 million prepaid cards were sold (of which about 511 thousand in the first half of 2006) and 2.7 million scratch cards (of which 1.4 million in the first half of 2006), generating total sales of about EUR 90 million.

In the first six months of 2006, **audience shares** in the 24 hours recorded over nine million seven hundred thousand TV viewers, with a slight increase in figures compared to the first of half of 2005, showing increased television consumption trends, which was partly due to the FIFA World Cup in June.

Mediaset Networks closed the first half of 2006 recording a 24 hours share of 40.5%, a Day Time share of 40.5% and a Prime Time share of 40.7%.

Here follow the results reached by single networks during the period in question:

Audience Share (individuals) 1st half 2006	24 hours	Prime Time	Day Time 7:00-2:00
	21.7%	22.3%	21.5%
	10.7%	10.5%	10.8%
	8.1%	7.9%	8.2%
MEDIASET	**40.5%**	**40.7%**	**40.5%**

As far as the commercial target group aged 15-64 is concerned, Mediaset confirmed its leading position in the Full Day and in Day Time, while in Prime Time it suffered from the broadcasting of the FIFA World Cup in June (though it outperformed RAI by 0.2 percent). Not considering the World Cup, Mediaset confirmed its leadership in the target group.


1st HALF 2006
% COMMERCIAL TARGET SHARE 15-64 YEARS
42.9
40.2
42.9
39.8
42.7
42.9
44.1
41.7
24 hours
Day Time
Prime Time
Prime Time (FIFA World Cup not included)
Mediaset
RAI

In the *Spring 2006 guarantee period* (from January, 29th to March, 3rd, excluding the week of the Sanremo Music Festival), Mediaset networks recorded a 24 hours audience share of 41.2%, a Day Time share of 41.0% and a Prime Time share of 41.9%. In the same period, as shown in the graph below, Mediaset strengthened its position structurally in the *target group aged 15-64*, which accounts for 70% of the Italian population and which is the most interesting group for advertisers. All the time brackets therefore increased their advantage over RAI networks.


SPRING 2006: GUARANTEE PERIOD
43.6
39.7
43.4
39.6
44.3
41.5
24 hours
Day Time
Prime Time
Mediaset
RAI

In the period, **Canale 5** confirmed its position as absolute leader both in Prime Time for all TV viewers, with an average share of 23.2%, and in all time brackets for the commercial target aged 15-64. Among the programmes that contributed to the season's primacy of Canale 5 in terms of audience share, it is worth mentioning: *Grande fratello 6* (31.6%), *La fattoria* (24.6%), *Zelig Circus*

(27.1%), *La corrida* (26.8%). Excellent performance for *Striscia la notizia* (29.5%) and also for *Cultura Moderna*, the new programme by Antonio Ricci that has replaced *Striscia la notizia* since June 12th - in the evenings when FIFA World Cup matches were not played, this programme achieved a 25% average share. **Italia 1** maintained the 10.5% audience share it had already reached in Prime Time in the first quarter, thus outperforming RAI 2 once more (10,3%) and it was confirmed as the most watched television by children aged 4 - 14 (with a 24 hour share of 25.6%). Among the great number of productions proposed by Italia 1, there were *Le Iene Show* (13.3%) and *Distraction* (13.9%) as well as the significantly successful result obtained in the target group aged 15-24 with *The O.C.* (38.3%) and *Veronica Mars* (25.3%). **Retequattro** still ranked third, following RAI 1 and Canale 5 with a mature audience (it recorded a Full Day share of 11.7% with people over 65). It should be noted that Mike Buongiorno's quiz show *Il Migliore* recorded almost 9%, *Top Secret* 9.6% and *Kosmos un mondo di notizie* 8.9%.

At June 30th, 2006, RTI SpA produced about **47.3%** of the **television programmes** broadcast by Mediaset Networks. Over the same period of the previous year, a decrease was recorded in the number of titles proposed, in spite of a **2.9% increase** in **hours of finished product**. This increase is mainly attributable to New Programmes and Reality Shows.

Types	**Number of in-house productions made**								
	1st half 2006			**1st half 2005**			**% change**		
	Prime Time	**Day Time**	**Total**	**Prime Time**	**Day Time**	**Total**	**Prime Time**	**Day Time**	**Total**
TV Programmes									
Entertainment and talk shows	21	25	46	23	36	59	-8.7%	-30.6%	-22.0%
Documentaries	-	-	-	-	1	1	0.0%	-100.0%	-100.0%
Events		1	1			-	0.0%	0.0%	0.0%
Arts/Culture	2	25	27	6	31	37	-66.7%	-19.4%	-27.0%
Soft news	-	17	17	2	20	22	-100.0%	-15.0%	-22.7%
News	-	4	4	-	4	4	0.0%	0.0%	0.0%
Reality	-	10	10	-	6	6	0.0%	66.7%	66.7%
Promos and Ads	-	6	6	-	6	6	0.0%	0.0%	0.0%
Sport	1	13	14	2	17	19	-50.0%	-23.5%	-26.3%
Games and quiz shows	4	3	7	2	3	5	100.0%	0.0%	40.0%
Music	3	3	6	4	7	11	-25.0%	-57.1%	-45.5%
Soap operas	-	2	2	-	2	2	0.0%	0.0%	0.0%
Shopping			-	-	7	7	0.0%	-100.0%	-100.0%
Long dramas	4	-	4	2	-	2	100.0%	0.0%	100.0%
Total TV programmes	**35**	**109**	**144**	**41**	**140**	**181**	**-14.6%**	**-22.1%**	**-20.4%**
Commercial programmes									
Television selling	-	28	28	-	21	21	0.0%	33.3%	33.3%
Total commercial programmes	**-**	**28**	**28**	**-**	**21**	**21**	**0.0%**	**33.3%**	**33.3%**
Overall total	**35**	**137**	**172**	**41**	**161**	**202**	**-14.6%**	**-14.9%**	**-14.9%**

Types	Hours of finished product				
	1st half 2006	% on the whole	1st half 2005	% on the whole	% change
Entertainment and talk shows	988	23.9%	1,190	29.6%	-17.0%
Documentaries		0.0%	5	0.1%	-100.0%
Events	9	0.2%	-	0.0%	0.0%
Arts/Culture	648	15.7%	546	13.6%	18.7%
Soft news	282	6.8%	321	8.0%	-12.1%
News	960	23.2%	976	24.3%	-1.6%
Reality	254	6.1%	100	2.5%	154.0%
Promos and Ads	26	0.6%	26	0.6%	0.0%
Sport	402	9.7%	338	8.4%	18.9%
Games and quiz shows	251	6.1%	168	4.2%	49.4%
Music	44	1.1%	73	1.8%	-39.7%
Soap operas	99	2.4%	101	2.5%	-2.0%
Shopping		0.0%	15	0.4%	-100.0%
Long dramas	38	0.9%	40	1.0%	-5.0%
Television selling	139	3.4%	123	3.1%	13.0%
Total	**4,140**	**100.0%**	**4,022**	**100.0%**	**2.9%**

As far as **digital terrestrial television** is concerned in the first half of 2006, important investments were made both in contents and in broadcasting facilities.

Agreements were signed with Milan F.C., Inter F.C., Lazio F.C., Roma F.C., Livorno F.C. and Messina F.C. that grant Mediaset the Pay-per-View television rights for the matches that these clubs will be playing in the "Serie A" Premier League Italian Football Championship during the 2007-2008 and 2008-2009 seasons, including also an option for the next season. These rights were acquired for all the distribution platforms (excluding UMTS for Lazio F.C., Inter F.C., Livorno F.C. and Messina F.C.). Mediaset also retained the option (as was the case for the satellite rights of Juventus F.C., Inter F.C., Roma F.C. and Lazio F.C. sold to SKY) to sell the rights of the broadcasting platforms on which it will not develop its own commercial offer. Through these agreements and the contract already signed with Juventus F.C. in December 2005, Mediaset acquired the necessary rights to enable a Mediaset Premium offer coverage of over 70% of Italian football supporters' requirements in the years to come.

During the second quarter, after obtaining the authorisation from the relevant authorities, the subsidiary company Elettronica Industriale S.p.A. purchased the broadcasting network of Europa TV, as established in the agreement signed at the end of 2005. The equipment and the frequencies purchased will be digitalised and, in compliance with the agreements signed with the main Italian mobile phone operators, they will be used for the creation of a new open platform that will broadcast mobile digital television thanks to the innovative ***DVB-H*** technology. Mediaset will thus have the possibility of playing a major role both as network operator and content provider in the project for the launch in Italy in the second half of 2006 of the first offer of mobile television in Europe.

Analysis of results by geographical segments: Spain

- In the first half of 2006 the **consolidated net revenues of the Telecinco Group** reached **EUR 523.3 million,** showing a **2.8%** increase over the same period of the previous year.
- The revenue increase, combined with a limited growth of charges, enabled the Telecinco Group to record an **Operating profit** of **EUR 264.4 million**, with a **3.0%** growth over the same period of 2005 and an increase in operating profitability that went from 50.4% in the first half of 2005 up to **50.5%** in the first half of 2006.
- **Net profit** amounted to **EUR 186.4 million** with a 6.0% increase over June 2005.

The excellent results achieved by Telecinco in the first half of the year confirmed the solidity and the strength of the Group's commercial and publishing model, also in the new Spanish television market which is characterised by the presence of two new free-to-air channels: *Cuatro*, which became effective at the end of 2005, and *Sexta* that started its television operations in June as the only channel entitled to broadcast the matches of the FIFA World Cup in Germany, besides to *Cuatro* and the pay television.

Gross television advertising sales for Telecinco established a record in terms of revenues with **EUR 511.9 million**, that is, a **3.0%** growth over the first six months of 2005.

This result enhanced the strength of Telecinco broadcasting schedules. While maintaining an effective control policy over costs – that increased only by **2.6%** compared to the same period of the past year (an increase under the inflation rate which has been forecasted for the current year in Spain) – Telecinco consolidated its leadership in terms of audience share against competitors with a 24 hour share of 21.3%, outperforming Antena 3 by almost 1 percentage point (20.4%) and TVE 1 by 2.6 percentage points (18.7%).

TELECINCO	**Audience Share 1st half 2006**	**Individual**	**Commercial Target**
24 hours		21.3%	23.2%
Prime Time		21.6%	24.2%
Day Time		21.2%	22.8%

Telecinco recorded a leading position also in the most important time bracket for advertising purposes, that is, in *Prime Time* (9 p.m. to midnight). In this segment, Telecinco secured a 21.6% share against 20.0% for Antena 3 and 18.5% for TVE 1. This percentage grew even higher, up to 24.2%, in the *commercial target* referred to this time bracket, where 3.6 more percentage points were gained over Antena 3 (20.6%) and 9.1 compared to TVE 1 (15.1%).

Also in the Full Day, Telecinco (23.2%) significantly outperformed both Antena 3 (21.1%) and TVE 1 (15.1%).

The excellent results achieved in terms of audience share confirmed the good quality and the continuity of Telecinco's programme schedule which is still characterised by the supremacy of in-house productions in 2006 (82.3% of the programme schedule broadcast in the first half of 2005). More specifically, the strength of Telecinco's television schedule comes from: Spanish fiction productions such as *Hospital Central*, *Aida*, *El Comisario*, *Los Serrano* and *7 Vidas*; reality shows such as *Gran Hermano* and *Supervivientes*; foreign television series such as *CSI Las Vegas*, *CSI Miami* and *CSI Nueva York*, *Salsa Rosa* and *Camera Café*. All these titles lay the foundations for a wide range of entertaining programmes, which account for eight of the ten most watched programmed in Spain in the period. Finally, worth mentioning is the exceptional success

recorded by the Grand Prix races of the Formula 1 Championship that, with an average audience share of 49.2%, outperformed the already brilliant results achieved during the previous season.

T5 Programme breakdown (hours)	1st half 2006		1st half 2005		Changes	
Movies	351	8.1%	392	9.0%	(41)	-10.5%
TV Movies, Short series and Television serials	292	6.7%	225	5.2%	67	29.8%
Cartoons	126	2.9%	116	2.7%	11	9.5%
Total television rights	**769**	**17.7%**	**732**	**16.9%**	**37**	**4.9%**
Games and quiz shows	343	7.9%	332	7.6%	11	3.3%
Sport	82	1.9%	66	1.5%	16	24.2%
Documentaries and others	1,757	40.4%	1,981	45.6%	(224)	-11.3%
News	951	21.9%	995	22.9%	(44)	-4.4%
Internal fiction	409	9.4%	206	4.7%	203	98.5%
Other	32	0.7%	32	0.7%	-	0.0%
Total productions	**3,575**	**82.3%**	**3,612**	**83.1%**	**(37)**	**-1.0%**
Total	**4,344**	**100.0%**	**4,344**	**100.0%**	**-**	**0.0%**

Types	Hours of finished product				
	1st half 2006	% on the whole	1st half 2005	% on the whole	% changes
Entertainment and talk shows	1,178	51.8%	1,330	53.5%	-11.4%
News	821	36.1%	861	34.6%	-4.6%
Sport	83	3.6%	88	3.5%	-5.7%
Games and quiz shows	108	4.7%	96	3.9%	12.5%
Soap operas and Telenovelas	27	1.2%	64	2.6%	-57.8%
Long dramas	58	2.5%	48	1.9%	20.8%
Totale	**2,275**	**100.0%**	**2,487**	**100.0%**	**-8.5%**

Types	Number of in-house productions								
	1st half 2006			1st half 2005			% changes		
	Prime Time	Day Time	Total	Prime Time	Day Time	Total	Prime Time	Day Time	Total
TV programme									
Entertainment and talk shows	6	16	22	6	19	25	0.0%	-15.8%	-12.0%
News	-	4	4	-	4	4	0.0%	0.0%	0.0%
Sport	-	3	3	-	2	2	0.0%	50.0%	50.0%
Games and quiz shows	-	1	1	-	1	1	0.0%	0.0%	0.0%
Soap operas and Telenovelas	2	1	3	3	1	4	-33.3%	0.0%	-25.0%
Long dramas	5	-	5	4	-	4	25.0%	0.0%	25.0%
Total TV programme	**13**	**25**	**38**	**13**	**27**	**40**	**0.0%**	**-7.4%**	**-5.0%**

Analysis of results by segments

The analysis of the income statement and of the consolidated financial and balance sheet situation was also performed – in accordance with that established by IAS 14 on segment reporting – by separately highlighting the contribution to the financial and economic results of the two geographical areas where the Mediaset Group operates, Italy and Spain, considered as "primary segments" and by supplying the most important figures required by areas of operation, identified as "secondary segments".

As far as these last are concerned, as already specified in the Report on Operations in the first quarter of 2006, starting from the current year, as a result of the significant investments made to implement digital multiplexes and the clear corporate / organisational identity acquired partly after obtaining the Italian licence as network operator through the subsidiary Elettronica Industriale S.p.A., *network operator* activities were analysed separately, instead of being included in core television operations in Italy as had previously been the case. In order to guarantee comparability, the figures of the segment of the past year were consistently reviewed.

The income statement, the balance sheet and the cash flow statement detailed here below were reviewed and reclassified compared to those adopted for the Annual Report in order to show "interim result level" and aggregates of the most significant economic and financial figures needed to understand the operational performance of the Group and of the single areas of operation. For these figures, which are not included yet in EU Gaap and that were drafted in compliance with that established in the recent Consob Communication no. 6064293 dated July 28th, 2006 and in the CESR Recommendation dated November 3rd, 2005 (CESR/o5-178b) regulating *alternative performance indicators* ("*Non Gaap Measures*"), we provided a description of the criteria adopted to prepare them and the notes referring to the items in the mandatory tables.

Lastly, it should be noted that the results of the Group and of its areas of operation are submitted to seasonal evolutions, since most advertising revenues are concentrated in the first part of the year as well as the costs of the pay-per-view television schedule referring to football events.

Economic results

The income statement highlights the cost and revenue components of EBIT which are generated by the disposal of consolidated stakes that, due to the kind of operation and the significance of their amounts, are to be considered as non recurrent. With reference to the periods being analysed, the specified revenues were generated by the disposal of minority interests (1.9% in 2005, 0.03% in 2006) held in the subsidiary company Gestevision Telecinco S.A.

Operating profit and *EBITDA* were calculated and booked inclusive of *non-recurring* components and non-cash costs/revenues (amortisation and write-downs/write-ups of current and non-current operations).

As already specified in the Report on Operations in the first quarter of 2006, some items of the income statement in the first half of 2005 were reclassified, mainly the items referring to certain costs, previously included in *Revenues*, which are now directly deducted from *personnel expenses* and *services*, while the revenues arising from dividend payouts, previously included in *Financial revenues* were reclassified in the item *Income/(expenses) from Equity Investments*.

(amounts in EUR millions)

Mediaset Group: Income statement

	1st half		2nd quarter	
	2006	2005	2006	2005
Total consolidated net revenues	**1,994.1**	**1,980.2**	**1,038.9**	**1,069.5**
Personnel expenses	231.0	219.4	115.3	109.3
Purchases, services, other costs	683.9	607.8	327.8	311.7
Operating costs	**914.9**	**827.2**	**443.1**	**421.0**
EBITDA	**1,079.2**	**1,153.0**	**595.8**	**648.5**
Amortisations, depreciation and write-downs	428.8	398.6	209.7	195.0
Operating profit	**650.4**	**754.4**	**386.1**	**453.5**
Gain/(Losses) from disposal of equity investments	1.3	43.1	-	-
EBIT	**651.7**	**797.5**	**386.1**	**453.5**
Financial income/(losses)	(5.4)	(9.7)	(1.7)	(10.0)
Income/(expenses) from equity investments	-	1.1	0.4	2.1
EBT	**646.3**	**788.9**	**384.8**	**445.6**
Income taxes	(220.7)	(274.4)	(140.9)	(162.1)
Net profit from continuing operations	**425.6**	**514.5**	**243.9**	**283.5**
Net profit from discontinued operations	-	-	-	-
Minority interests in net profit	(93.1)	(87.9)	(56.5)	(55.6)
Mediaset Group net profit	**332.5**	**426.6**	**187.4**	**227.9**

Here follows an analysis of the percentage impact on consolidated net revenues of a few significant items of the Group's income statement.

	1st half		2nd quarter	
	2006	2005	2006	2005
Total consolidated net revenues	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Operating costs	45.9%	41.8%	42.7%	39.4%
EBITDA	54.1%	58.2%	57.3%	60.6%
Amortisation, depreciation and write-downs	21.5%	20.1%	20.2%	18.2%
Operating profit	**32.6%**	**38.1%**	**37.2%**	**42.4%**
EBIT	**32.7%**	**40.3%**	**37.2%**	**42.4%**
EBT	**32.4%**	**39.8%**	**37.0%**	**41.7%**
Mediaset Group net profit	**16.7%**	**21.5%**	**18.0%**	**21.3%**
Tax rate (EBT %)	34.1%	34.8%	36.6%	36.4%

Analysis of results by geographical segment: Italy

Here follows the summary of the Income Statement of the Mediaset Group, related to Italian operations:

(amounts in EUR millions)

Italy: Income statement	1st half		2nd quarter	
	2006	2005	2006	2005
Total consolidated net revenues	**1,472.2**	**1,471.2**	**744.1**	**773.8**
Personnel expenses	193.3	183.3	95.5	90.6
Purchases, services, other costs	542.1	467.4	251.5	236.4
Operating costs	**735.3**	**650.7**	**347.0**	**326.8**
EBITDA	**736.9**	**820.5**	**397.2**	**447.0**
Amortisation, depreciation and write-downs	350.5	322.7	173.4	156.8
Operating profit	**386.4**	**497.9**	**223.8**	**290.2**
Gain/(Losses) from disposal of equity investments	1.4	40.9	-	-
EBIT	**387.8**	**538.8**	**223.8**	**290.1**
Financial income/(losses)	(9.9)	(12.1)	(3.7)	(11.1)
Income/(expenses) from equity investments	(0.3)	0.6	0.3	1.8
EBT	**377.6**	**527.3**	**220.4**	**280.9**
Income taxes	(138.3)	(190.8)	(89.5)	(108.5)
Net profit from continuing operations	**239.3**	**336.5**	**130.9**	**172.3**
Net profit from discontinued operations	-	-	-	-
Minority interests in net profit	(0.4)	(0.2)	(0.2)	(0.2)
Net profit	**239.0**	**336.3**	**130.7**	**172.1**

The table below shows the percentage on consolidated net revenues of some key Income Statement components.

	1st half 2006	1st half 2005	2nd quarter 2006	2nd quarter 2005
Total consolidated net revenues	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Operating costs	49.9%	44.2%	46.6%	42.2%
EBITDA	50.1%	55.8%	53.4%	57.8%
Amortisation, depreciation and write-downs	23.8%	21.9%	23.3%	20.3%
Operating profit	**26.2%**	**33.8%**	**30.1%**	**37.5%**
EBIT	**26.3%**	**36.6%**	**30.1%**	**37.5%**
EBT	**25.6%**	**35.8%**	**29.6%**	**36.3%**
Net profit	**16.2%**	**22.9%**	**17.6%**	**22.2%**
Tax rate (EBT %)	36.6%	36.2%	40.0%	37.4%

Here follows a description of the contribution to EBIT of Italian operations in the ***areas of operation*** that have been identified in accordance to IAS 14, considering their importance and the organisation and business structure of the Group.

The areas of operation identified are:

- ***Free to Air commercial television***: the Group's traditional core business, includes the operations related to advertising sales and programme scheduling for the three nationwide networks currently broadcast analogically and the operations linked to free-to-air own channels broadcast by means of digital terrestrial technologies;
- ***Pay per View* television operations,** relating to the pay per view offer of events and programmes going under the *Mediaset Premium* brand;
- ***Network Operator***, these operations are related to the management of an analogue broadcasting network for free-to-air own channels and of digital terrestrial broadcasting

platforms (*multiplexes*), including the network which was taken over in the second quarter 2006, open to the main mobile phone operators and intended to support the offer of mobile digital terrestrial television using DVB-H technologies;

- ***Other ancillary areas of operation*** serving and related to the core business activity (Internet, teletext, service selling and *content providing* to mobile phone operators, non television advertising licenses, television sales).

(amounts in EUR millions)

Revenues and operating profits Italy - business segments breakdown	Free to air tv 2006	Free to air tv 2005	Ntw Operator 2006	Ntw Operator 2005	Pay per View 2006	Pay per View 2005	Other 2006	Other 2005	ITALY 2006	ITALY 2005
Revenues towards third parties	1,377.3	1,397.6	11.0	13.0	36.3	21.5	47.5	39.1	1,472.2	1,471.2
Total Revenues %	*93.6%*	*95.0%*	*0.7%*	*0.9%*	*2.5%*	*1.5%*	*3.2%*	*2.7%*	*100.0%*	*100.0%*
Inter-segment revenues			58.6	58.4						
Operating costs towards third parties	602.4	549.4	63.0	54.4	21.0	18.6	48.7	28.1	735.3	650.7
Inter-segment operating costs	36.3	46.2			19.6	7.3	2.7	4.9		
EBITDA	**738.6**	**802.0**	**6.6**	**17.0**	**(4.3)**	**(4.4)**	**(3.9)**	**6.1**	**736.9**	**820.5**
Amortisation, depreciation and write-downs	315.7	303.6	18.7	11.3	11.7	3.7	4.3	4.2	350.5	322.7
Operating Profit	**422.9**	**498.4**	**(12.1)**	**5.7**	**(16.0)**	**(8.1)**	**(8.2)**	**1.9**	**386.4**	**497.9**
Revenues %	*30.7%*	*35.7%*	*-17.4%*	*8.0%*	*-44.1%*	*-37.7%*	*-17.3%*	*4.9%*	*26.2%*	*33.8%*

It should be noted that the items *Inter-segment revenues* and *Inter-segment operating costs* show the net contribution from the evaluation of the services provided by or received from the different areas of operation. More specifically, the Inter-segment revenues from the Network Operator segment refer to the use of the analogue broadcasting network by non-encrypted channels (free to air television) and to the capacity of the digital multiplexes used to broadcast *Mediaset Premium* events and used by digital terrestrial channels; the Inter-segment operating costs of the *Free to Air* television area of operation, generated by the use of the broadcasting network, are booked net of the value for the exploitation of publishing contents, technical services and facilities by other areas of operation.

In the first half of 2006 ***consolidated net revenues*** from Italian operations were substantially in line with those of the same period in the previous year. As shown more in detail in the table below, the decrease in television revenues was offset by the increased revenues generated by Pay-per-View operations and other non television operations.

(amounts in EUR millions)

Italy consolidated revenues - business segments breakdown	1st half 2006	1st half 2005	Changes	2nd quarter 2006	2nd quarter 2005	Changes
Mediaset Networks gross advertising revenues	1,576.2	1,598.2	(22.0)	799.4	838.8	(39.4)
Digital Networks gross revenues	2.7	2.2	0.5	0.9	1.1	(0.2)
Other television revenues	33.6	34.9	(1.3)	20.0	22.9	(2.9)
Agency discounts	(235.2)	(237.7)	2.5	(119.5)	(124.8)	5.3
TOTAL REVENUES Free to air TV	**1,377.3**	**1,397.6**	**(20.3)**	**700.8**	**738.0**	**(37.2)**
Network Operator	**11.0**	**13.0**	**(2.0)**	**6.3**	**6.9**	**(0.6)**
Pay per View	**36.3**	**21.5**	**14.8**	**13.5**	**9.7**	**3.8**
Net revenues from non television operations	**47.5**	**39.1**	**8.4**	**23.4**	**19.2**	**4.2**
TOTAL ITALY NET CONSOLIDATED REVENUES	**1,472.2**	**1,471.2**	**1.0**	**744.0**	**773.8**	**(29.8)**

More specifically, the decrease in revenues from ***free to air*** television operations is attributable to decreased gross ***advertising revenues*** from **Mediaset networks,** totalling a decrease of EUR 22.0 million, 1.4% down on the same period of the previous year, as a consequence of the fall recorded in the second quarter due to a number of events (Easter holidays, political elections in Italy, FIFA World Cup) which negatively influenced advertising investments.

As far as **Pay per View** television operations are concerned, Mediaset Premium commercial offer generated revenues from the sale of prepaid and scratch cards totalling EUR 33.4 million in the period being analysed – which corresponded to the second half of the first season of the Mediaset Premium offer – against EUR 15.2 million in the first half of 2005. It should be noted that the amounts generated by the sale of prepaid and scratch carts by card re-sellers (and similarly industrial and distribution costs) were booked according to the period of residual validity of the prepaid and scratch cards sold. In the same period of the previous year, net revenues totalling EUR 4.7 million (relating to the sale of ADSL exploitation rights for the encrypted television rights of the football matches in the second part of 2005 Italian Football Championship and the 2005-2006 season of the main "Serie A" italian Premier League clubs) were also booked with reference to this area of operation.

The increase in ***net revenues from non television operations*** was generated by TV sales under the *Mediashopping* brand and advertising sales relating to media other than television, since – starting from January 1st, 2006 – revenues arising from the supply of satellite thematic channels to SKY were reduced to zero, due to the renegotiation of the agreement with the same company.

	1H 06	1H 05	Growth €ml	% Growth
Operating costs	**735.3**	650.7	84.6	13.0%
Personnel expenses	**193.3**	183.5	9.8	5.3%
Purchases, services, other costs	**542.1**	467.2	74.9	16.0%

The ***operating costs*** of domestic operations showed an increase of EUR 84.6 million over the same period of the previous year, mainly as a result of the significant growth already recorded in the first quarter (+ EUR 64.6 million).

The main items of operating costs are personnel expenses and purchases, services and other costs which are detailed below.

The increase in ***personnel expenses***, equal to EUR 9.8 million compared to the first half of 2005, is mainly due – as shown in the tables below – to the increase in average workforce, resulting from both the increased production volume required by television operations and the addition of 115 employees after the acquisition of the operations of the Home Shopping Europe Group in the second half of 2005. This item also includes the costs related to employees' stock option plans, which were booked – in accordance with IFRS 2 standards – for EUR 2.6 million in the period being analysed (EUR 3.2 million in the same period of the previous year).

Number of employees (including temporary staff)	30/06/2006	30/06/2005
Managers	330	320
Journalists	348	347
Middle managers	728	699
Office workers	3,233	3,117
Total	**4,639**	**4,483**

Average workforce (including temporary staff)	1st half 2006	1st half 2005
Managers	326	314
Journalists	365	345
Middle managers	721	687
Office workers	3,264	3,139
Total	**4,676**	**4,485**

The total of ***purchases, services and other costs*** showed an increase of EUR 74.9 million in the first half of 2006 over the same period of the previous year. This variation was significantly impacted by the considerable growth in costs recorded in the first quarter (+ EUR 59.6 million compared to 2005), mainly attributable to the launch two weeks in advance of generalist programme schedules and to the costs generated by events which were not included in the schedules of the first part of 2005, including the production of the "Serie A" programme on Sundays and the reality shows *Grande Fratello* and *La Fattoria*.

During the second quarter, television costs were substantially in line with those of the same period of 2005. More specifically, overall *television costs*, including those elements relating to personnel expenses and amortisation, depreciation and write-downs of television rights and other fixed assets, showed a 6.1% increase over the first half of 2005, much lower than the percentage (11.9%) recorded in the first quarter.

The residual change in operating costs in the first half of the year refers to the other areas of operation. In particular, EUR 7.9 million of the residual change is due to *non-recurring costs* for the corporate reorganisation relating to the transfer within the group of network operator activities from RTI S.p.A. to Elettronica Industriale S.p.A. while the remaining part is attributable to the start-up of TV sales operations mainly performed through *Mediashopping* channel broadcast on digital terrestrial television.

	1H 06	1H 05	Growth €ml	% Growth
Amortisation, depreciation and write-downs	**350.5**	322.7	27.8	8.6%
TV rights amortisation	**303.9**	285.5	18.4	6.4%
Other amortisation, depreciation and write-downs	**46.6**	37.2	9.4	25.3%

The increase in **amortisation, depreciation and write-downs** of television rights refer to the free to air and encrypted television rights of the reality shows which were not included in the schedules of the first half of 2005 and to the rights of the sports events, entertainment programmes and movies broadcast only on Mediaset Premium. The increase in amortisation, depreciation and write-downs of other fixed assets refer to the investment in digital equipment and frequencies, especially those occurred in the second half of 2005 for the implementation of the second digital terrestrial multiplex and in the second quarter of 2006 for the broadcasting network dedicated to mobile television.

Analysis of results by geographical segment: Spain

Here follows the income statement referring to Spanish operations which correspond to the consolidated figures of the Telecinco Group.

(amounts in EUR millions)

Spain: Income statement	1st half		2nd quarter	
	2006	2005	2006	2005
Total consolidated net revenues	**523.3**	**509.0**	**295.5**	**295.7**
Personnel expenses	37.7	36.1	19.8	18.7
Purchases, services, other costs	142.7	140.4	76.5	75.3
Operating costs	**180.4**	**176.5**	**96.3**	**94.0**
EBITDA	**343.0**	**332.5**	**199.3**	**201.7**
Amortisation, depreciation and write-downs	78.6	75.9	36.5	38.2
Operating profit	**264.4**	**256.6**	**162.8**	**163.5**
Gain/(Losses) from disposal of equity investments		-		-
EBIT	**264.4**	**256.6**	**162.8**	**163.5**
Financial income/(losses)	4.5	2.4	1.9	1.1
Income/(expenses) from equity investments	0.2	0.5	-	0.3
EBT	**269.1**	**259.5**	**164.7**	**164.9**
Income taxes	(82.5)	(83.6)	(51.5)	(53.6)
Net profit from continuing operations	**186.6**	**175.9**	**113.2**	**111.3**
Net profit from discontinued operations	-	-	-	-
Minority interests in net profit	(0.2)	-	(0.2)	-
Net profit	**186.4**	**175.9**	**113.1**	**111.3**

The table below details the percentage impact on consolidated net revenues of some key Income Statement items referring to Spanish operations.

	1st half		2nd quarter	
	2006	2005	2006	2005
Total consolidated net revenues	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Operating costs	34.5%	34.7%	32.6%	31.8%
EBITDA	65.5%	65.3%	67.4%	68.2%
Amortisation, depreciation and write-downs	15.0%	14.9%	12.4%	12.9%
EBIT	**50.5%**	**50.4%**	**55.1%**	**55.3%**
EBT	**51.4%**	**51.0%**	**55.7%**	**55.8%**
Net profit	**35.6%**	**34.6%**	**38.3%**	**37.6%**
Tax rate (EBT %)	30.7%	32.2%	31.3%	32.5%

In the first half of 2006, the consolidated net revenues generated by the Telecinco Group increased by EUR 14.3 million over the same period of the previous year.

The table below details the revenues of the Telecinco Group, highlighting its most significant items:

(amounts in EUR millions)

	1st half		2nd quarter	
	2006	2005	2006	2005
Gross advertising revenues	511.9	497.0	288.3	290.5
Other non television advertising revenues	5.4	4.7	3.6	2.8
Other non advertising revenues	28.2	29.7	16.2	15.9
Agency discounts	(22.2)	(22.4)	(12.6)	(13.5)
Total Spain consolidated net revenues	**523.3**	**509.0**	**295.5**	**295.7**

The increase in revenues is mainly due to the performance of ***advertising revenues from television rights*** referring to Telecinco, which reached EUR 511.9 million, thus showing a 3.0% increase.

Other advertising revenues, which recorded a 15% growth in the period, refer to advertising revenues from non-television media (Internet, teletext).

	IH 06	IH 05	Growth €ml	% Growth
Operating costs	180.4	176.5	3.9	2.2%
Personnel expenses	37.7	36.1	1.6	4.4%
Purchases, services, other costs	142.7	140.4	2.3	1.6%

The **operating costs** of the Telecinco Group showed an increase of EUR 3.9 million over the same period of 2005.

Personnel expenses of the companies belonging to the Telecinco Group showed a EUR 1.6 million increase over the same period of the previous year.

The tables below show the evolution of personnel in the Telecinco Group in the relevant periods.

Number of employees (including temporary staff)	30/06/2006	30/06/2005
Managers	74	65
Journalists	109	106
Middle managers	106	121
Office workers	847	844
Industry workers	33	39
Total	**1,169**	**1,175**

Average workforce (including temporary staff)	1st half 2006	1st half 2005
Managers	68	65
Journalists	109	107
Middle managers	111	121
Office workers	846	869
Industry workers	33	40
Total	**1,167**	**1,202**

Overall **costs for purchases, services and other costs** recorded growth of EUR 2.3 million in the first half of 2006 over the same period of the previous year.

EBITDA recorded an increase of EUR 10.5 milllion in the first half of 2006 over the same period of the previous year; the percentage impact on net revenues went from 65.3% in the first half of 2005 up to 65.5% in the same period of 2006.

	IH 06	IH 05	Growth €ml	% Growth
Amortisation, depreciation and write-downs	**78.6**	75.9	2.7	3.6%
TV rights amortisation	**75.7**	70.8	4.9	6.9%
Other amortisation, depreciation and write-downs	**2.9**	5.1	-2.2	-43.1%

The overall costs of the Telecinco Group, including also amortisation and write-downs, showed an extremely slow growth totalling 2.6% in the first half of 2006. Before costs of EUR 5.4 million for digital channels, this growth was a mere 1% in the period.

In the first half of 2006, **EBIT** for the Spanish segment recorded a EUR 7.8 million increase; operating profitability went to 50.5%, up from 50.4% in the previous year.

Below follows the analysis of the other items of the income statement with reference to the whole Mediaset Group.

	IH 06	IH 05	Growth €ml	% Growth
EBIT	**651.7**	797.5	-145.8	-18.3%

The decreased **EBIT** in the first half of 2006 as well as the other trends previously commented with reference to geographical segments were attributable to the capital gains of EUR 43.1 million recorded in the first quarter of 2005 as a result of the disposal of a 1.9% stake in Telecinco. Operating profitability amounted to 32.7%, compared to 40.3% in the first half of 2005.

	IH 06	IH 05	Growth €ml	% Growth
Financial (income)/losses	**-5.4**	-9.7	4.3	n.s.

The decreased negative net balance of financial income – despite the increase in the average consolidated debt position (which was mainly attributable to the amount of EUR 400 million paid for the purchase of treasury shares in the last quarter of 2005) was due to the net income generated by a fair value assessment of the hedging instruments and their relevant hedged debt positions in currency (type of hedging on which *hedge accounting* is not applied in compliance with IAS 39).

	IH 06	IH 05	Growth €ml	% Growth
EBT	**646.3**	788.9	-142.6	-18.1%
Tax Rate (%)	*34.1%*	*34.8%*		
Net profit	**332.5**	426.6	-94.1	-22.1%

In the period EBIT is net of estimated income taxes, in accordance with the criterion of measurement specified by IAS 34, adopting the tax rate that is due to be applied at the end of the ongoing fiscal year.

The *Tax Rate* of the Group (which in the first half of 2005 was positively affected by the fact that the capital gains obtained from the disposal of a 1.9% stake held in Gestevision Telecinco were not taxable) showed a lower performance in the first half of 2006 compared to the tax rate estimated on a yearly basis. This was mainly due to the deferred tax assets generated by the redefinition of the tax reference value for the intangible assets included in the framework of the reorganisation operations within the Group.

Balance sheet and financial position

Here follows the Balance Sheet Summary of the Group and the balance sheet by geographical segment. The tables were restated with respect to the schemes proposed in the Annual Report statements and presented in a layout highlighting current and non current assets and liabilities, with a view to underlining two macro aggregates, that is, ***Net invested capital*** and ***Net financial position.*** The net financial position consists of *Gross financial liabilities* minus *Cash and cash equivalents* as well as *Other financial assets.*

In this summary table, assets restated at December 31st, 2005 as *non current assets held for sale* were included in their original categories (that is, *television rights, other fixed assets, equity investments and other financial assets*).

Equity investments and other financial assets include the assets that in the Balance Sheet belong to *Equity investments in joint control and affiliated companies* and *Other financial assets* (though this item is limited to *non current equity investments and receivables* and does not include *Financial receivables and Financial assets available for sale* which belong to the *Net financial position*).

Net working capital and other assets and liabilities includes *current assets* (excluding *Cash and cash equivalents* and *current financial assets* which are part of the item *Net financial position*), *deferred tax assets and liabilities, provisions for risks and charges, due to suppliers* and *tax liabilities.*

An analysis of the main components of the *Net financial position* is detailed in the explanatory notes below.

(amounts in EUR millions)

Balance Sheet Summary	30/06/2006	31/12/2005
Television rights	2,474.8	2,086.5
Goodwill and differences arising from consolidation	368.7	368.8
Other tangible and intangible non current assets	1,110.1	853.0
Equity investments and other financial assets	98.9	136.0
Net working capital and other assets/(liabilities)	(456.7)	(75.3)
Post-employment benefit plans	(132.8)	(132.0)
Net invested capital	**3,463.0**	**3,237.0**
Group shareholders' equity	2,461.8	2,593.9
Minority interests	236.5	285.1
TOTAL SHAREHOLDERS' EQUITY	**2,698.3**	**2,879.0**
NET FINANCIAL POSITION	**(764.7)**	**(358.0)**

Below is a summary of the main balance sheet changes occurred in the first half of 2006 with respect to December 31st, 2005.

The increase in ***television rights*** is mainly attributable to the capitalisation of encrypted television rights for about EUR 340 million in the period being analysed, starting from the 2007-2008 and 2008-2009 seasons of "Serie A" Italian football league clubs and referring to Milan F.C, Inter F.C., Lazio F.C., Roma F.C., Livorno F.C. and Messina F.C. Except for the satellite television rights of Inter F.C., Lazio F.C. and Roma F.C., these items include the right of broadcasting of all the main distribution platforms. For some of these rights, Mediaset is entitled to exercise the option to sell them to third parties, in case they are not included in its commercial offer. With reference to the conclusion of these agreements, it should also be noted that rights of first negotiation and pre-emption purchased in 2004, and previously booked

in *other intangible assets* for an amount of EUR 51.4 million were restated in television rights as ancillary charges to main rights.

The main changes in ***Other tangible and intangible fixed assets***, beside the amortisation, depreciation and write-downs for the period, were due for EUR 192.4 million to the purchase of the broadcasting network from Europa TV and for EUR 73 million to the acquisition of the first negotiation and pre-emption rights for the 2009-2010 football season of Milan F.C., Inter F.C., Lazio F.C., Roma F.C. (encripted television rights), including the already mentioned reclassification for EUR 51.4 million.

The decrease in ***Equity investments and other financial assets*** is attributable to the disposal of the 2.73% stake held in Hopa S.p.A. after exercising the put option which was granted by Fingruppo when this stake was originally bought, and to the disposal of interests held by Mediaset S.p.A. in an investment trust managed by ABS Finance Fund, an open-end investment company.

The change in ***Net working capital and other assets and liabilities*** is mainly attributable to the increase in trade payables resulting from the previously illustrated investments for the period referring to multiyear encrypted television rights.

The changes in ***Shareholders' equity*** detailed in the *Statement of Changes* below are mainly attributable not only to the net profit of the period and to dividend payouts, but also to the increase of EUR 25.1 million as a result of the sale of treasury shares related to Stock Option Plans reserved to the Group's employees, the changes in provisions for *Cash flow hedges* and the use of the provision which includes the cost of Stock Option Plans regarding the amount accrued starting from the year in which those share were assigned.

Below are separate balance sheet results for the two geographical segments, Italy and Spain, in the periods being analysed.

It should be noted that the balance sheet situation regarding *Italian operations* includes – in ***Equity investments and other financial assets*** – the book value of the stake held in Gestevision Telecinco, which is eliminated at the end of the consolidation process. As a consequence, the item ***Group shareholders' equity*** includes the dividends received by Telecinco that, in order to be simple and clearer, were not specified in the income statement figures by geographical segment.

(amounts in EUR millions)

Balance Sheet Summary (geographical breakdown	**Italy**		**Spain**	
	30/06/2006	**31/12/2005**	**30/06/2006**	**31/12/2005**
Television rights	2,280.2	1,913.2	194.9	173.3
Goodwill and differences arising from consolidation	15.2	15.0	-	-
Other tangible and intangible non current assets	1,011.8	732.9	98.3	120.0
Equity investments and other financial assets	659.6	705.2	16.4	5.8
Net working capital and other assets/(liabilities)	(352.8)	11.1	(103.8)	(83.8)
Post-employment benefit plans	(132.8)	(132.0)	-	-
Net invested capital	**3,481.2**	**3,245.4**	**205.8**	**215.3**
Group shareholders' equity	2,448.1	2,530.0	471.9	570.7
Minority interests	1.7	1.6	0.6	0.4
Total Shareholders' equity	**2,449.8**	**2,531.6**	**472.5**	**571.1**
Net financial position	**(1,031.4)**	**(713.8)**	**266.7**	**355.8**

The table below shows a summary of the balance sheet situation of the Group at June 30th, 2006 highlighting the effects deriving from the line-by-line consolidation of investments in the Telecinco Group.

(amounts in EUR millions)

Balance Sheet Summary (geographical breakdown) as at 30 June 2006	Italy	Spain	Eliminations/ Adjustments	Mediaset Group
Television rights	2,280.2	194.9	(0.3)	2,474.8
Goodwill and differences arising from consolidation	15.2	-	353.5	368.7
Other tangible and intangible non current assets	1,011.8	98.3	-	1,110.1
Equity investments and other financial assets	659.6	16.4	(577.1)	98.9
Net working capital and other assets/(liabilities)	(352.8)	(103.8)		(456.7)
Post-employment benefit plans	(132.8)	-	-	(132.8)
Net invested capital	**3,481.2**	**205.7**	**(223.9)**	**3,463.0**
Group shareholders' equity	2,448.1	471.9	(458.2)	2,461.8
Minority interests	1.7	0.6	234.2	236.5
Totale Shareholders' equity	**2,449.8**	**472.5**	**(224.0)**	**2,698.3**
Net financial position	**(1,031.4)**	**266.7**	**-**	**(764.7)**

The summary of the cash flow statement by geographical segment, in order to assess the contribution of financial movements in the two periods, is shown below. This table too was restated with respect to the scheme suggested by IAS 7 which is used for preparing the mandatory cash flow statements, highlighting the changes occurred in the *Net financial position*, which is the most significant item for understanding whether the Group is able to meet its financial obligations.

(amounts in EUR millions)

	Mediaset Group		Italy		Spain	
	30/06/2006	30/06/2005	30/06/2006	30/06/2005	30/06/2006	30/06/2005
Net financial position at the beginning of the year	**(358.0)**	**62.1**	**(713.8)**	**(182.3)**	**355.8**	**244.4**
Free Cash Flow	**166.1**	**377.0**	**(19.6)**	**187.6**	**207.5**	**189.4**
- Cash Flow from operating activities (*)	870.3	882.3	599.2	623.9	271.7	255.1
- Investments in TV rights	(726.4)	(402.0)	(627.6)	(304.5)	(99.4)	(97.6)
- Other investments	(349.8)	(74.5)	(347.6)	(72.1)	(2.2)	(2.4)
- Disposals	18.1	23.1	18.0	21.6	0.1	1.5
- Net cash outflow arising from business combinations	-	-		-		-
- Changes in net working capital and other current assets/liabilities	353.8	(51.8)	338.4	(81.4)	37.3	32.8
Trading on treasury shares	**22.1**	**(0.7)**	**18.3**	**(2.1)**	**3.8**	**1.4**
Cash changes generated by equity investments	**37.4**	**46.5**	**48.7**	**46.9**	**(11.3)**	**(0.5)**
Dividends received	**1.2**	**4.4**	**124.3**	**89.9**	**1.2**	**1.1**
Dividends paid	**(633.4)**	**(534.8)**	**(489.3)**	**(448.8)**	**(290.3)**	**(172.6)**
Financial Surplus/Deficit	**(406.7)**	**(107.7)**	**(317.6)**	**(126.5)**	**(89.1)**	**18.8**
Net financial position at the end of the year	**(764.7)**	**(45.6)**	**(1,031.4)**	**(308.8)**	**266.7**	**263.2**

(*): Net profit +/- minority interests + amortisation +/- net provisions +/- valuation investments recorded using the net equity method + changes in valuation reserves - gains/losses on equity investments

The Group's **free cash flow** amounted to **EUR 166.1 million** decreasing by EUR 210.9 million with respect to the same period of 2005, due to the payment of EUR 262 million in 2006 for the acquisition of pre-emption rights for the 2009-2010 season of the main "Serie A" football clubs and the investment in the broadcasting network purchased from Europa Tv.

Including these investments, in ***Italy*** the *free cash flow* increased by about EUR 55 million over the same period of 2005, mainly as a result of decreased tax payments.

In 2006 *divestments* were related to the disposal of the library of thematic channels as part the renegotiation of the agreement reached with SKY Italia at the end of 2005 and to the disposal of broadcasting equipment; in the same period of 2005, divestments were related to the disposal of the ADSL exploitation of encrypted television rights on the matches of some "Serie A" Italian Premier League clubs.

In the first half of 2006 **equity investments** generated net revenues for EUR 48.7 million mainly related to the sale of the stake held in Hopa; in the same period of the previous year, proceeds of EUR 76.6 million had been obtained from the sale of a 1.9% stake in Telecinco, while net expenses totalling EUR 29.7 million referred to the disposal of the stake held in Albacom.

Please note that a 15% rate was withheld on the dividends paid out by Telecinco to Mediaset in 2006 and that this amount will be recovered next year.

In **Spain,** free cash flow amounted to EUR 207.5 million increasing by EUR 18.1 over the same period of 2005.

Reconciliation between shareholders' equity and period results for Mediaset S.p.A. with consolidated data

	Shareholders' equity at 30/06/2006	Net profit for the period ended at 30/06/2006	Shareholders' equity at 30/06/2005	Net profit for the period ended at 30/06/2005
As per balance sheet and income statement of Mediaset S.p.A.	**2,487.4**	**517.0**	**2,004.2**	**576.6**
Excess of shareholders'equity, including income for the year over book value of investments in subsidiary and affiliated companies	1,957.8	1,348.8	1,471.0	815.5
Consolidation adjustments arising from:				
Adoption of the Group's accounting policies/ dividend eliminations	85.9	(637.0)	131.6	(620.1)
Eliminations of unrealised intra-group gains/losses	(1,683.8)	(582.5)	(259.5)	16.9
Deferred taxation	(149.1)	(220.7)	(263.3)	(274.4)
Total	**2,698.2**	**425.6**	**3,084.0**	**514.5**
Profit/(loss) attributable to minority interests	(236.5)	(93.1)	(242.5)	(87.9)
As per consolidated financial statements	**2,461.7**	**332.5**	**2,841.5**	**426.6**

Foreseeable developments

- In July and August (from July 10th to September 2nd, 2006, excluding the period at the end of the FIFA World Cup), in the commercial target group aged 15-64, Mediaset networks outperformed RAI networks in all time brackets, thus confirming the absolute leadership of Canale 5 while Italia 1 ranked third.

  In the same period, considering all TV viewers, Mediaset networks recorded an average 24 hours share of 40.5%, a Prime Time share of 41.1% and a Day Time share of 40.2%.

  In Prime Time Canale 5, with an average audience share of 21.1% equalled RAI 1, while Italia 1, with 12.9% and 12.6% respectively, outperformed RAI 2 in Day time and in the 24 hours.

- At the end of the first eight months of the year *Telecinco* confirmed its leading position in Spain both in Day Time where it recorded a 21.3% share and in Prime time with a 21.5% share. More specifically, Telecinco was for the first time ever the most watched channel also in August with an average audience share totalling 20.6%, thus outperforming Antena 3 and TVE1 that suffered from the competition from the new channels *Cuatro* and *Sexta*.

- After the first eight months of the year, the performance of *advertising sales in Mediaset networks* proved to be in line with the first half of 2006 .

- As far as the Mediaset Premium offer is concerned, to date over 2.1 million smart cards and about 3.2 million scratch cards have been sold.

- Based on the decreased result achieved at the end of the first half of the year and the figures which are now available, we believe that this fiscal year will record consolidated operating profit lower than the past year. The amount of this change will mainly depend on the performance of television advertising sales in Italy and in Spain, which is now difficult to quantify since we do not know how the advertising market will evolve in the months to come. The second part of the year should benefit from an increased contribution from *Pay per view* operations and from the launch in autumn of mobile television services based on DVBH technologies.

MEDIASET GROUP

Consolidated Financial Statements and Notes

CONSOLIDATED BALANCE SHEET

(EUR million)

	Notes	30/6/2006	31/12/2005
ASSETS			
Non current assets	**3**		
Property, plant and equipment	3.1	412.5	381.6
Television rights	3.2	2,474.8	2,078.7
Goodwill	3.3	368.7	368.8
Other intangible assets	3.4	697.6	463.3
Investments in associates	3.5	28.4	28.9
Other financial assets	3.6	70.5	189.9
Deferred tax assets		314.7	281.4
TOTAL NON CURRENT ASSETS		**4,367.2**	**3,792.5**
Current assets	**4**		
Inventories	4.1	29.7	25.5
Trade receivables		1,035.0	1,012.7
Other receivables and current assets	4.2	371.0	346.4
Current financial assets	4.3	35.6	53.7
Cash and cash equivalents		341.5	498.1
TOTAL CURRENT ASSETS		**1,812.8**	**1,936.3**
Non current assets held for sale	**6**	-	18.0
TOTAL ASSETS		**6,180.0**	**5,746.8**

CONSOLIDATED BALANCE SHEET

(EUR million)

	Notes	30/6/2006	31/12/2005
SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital and reserves	7		
Share capital	7.1	614.2	614.2
Share premium reserve		275.2	275.2
Treasury shares	7.2	(411.3)	(450.7)
Other reserves		542.8	547.3
Valuation reserve	7.3	(0.4)	6.5
Retained earnings	7.4	1,108.8	997.9
Net profit for the period		332.5	603.4
Group Shareholders' Equity		**2,461.8**	**2,593.9**
Minority interests in net profit		93.1	144.1
Minority interests in share capital, reserves and retained earnings		143.4	141.0
Minority interests		**236.5**	**285.1**
TOTAL SHAREHOLDERS' EQUITY		**2,698.3**	**2,879.0**
Non current liabilities	8		
Post-employment benefit plans	8.1	132.8	132.0
Deferred tax liabilities		122.7	118.3
Financial liabilities and payables		441.6	243.0
Provisions for non current risks and charges	8.2	85.2	118.5
TOTAL NON CURRENT LIABILITIES		**782.3**	**611.8**
Current liabilities	9		
Financial payables		688.2	729.7
Trade and other payables		1,582.5	1,226.3
Provisions for current risks and charges	8.2	92.6	77.9
Current tax liabilities	9.1	164.9	73.5
Other financial liabilities	9.2	18.5	8.9
Other current liabilities	9.3	152.7	138.3
TOTAL CURRENT LIABILITIES		**2,699.4**	**2,254.5**
Liabilities related to non current assets held for sale	6	-	1.5
TOTAL LIABILITIES		**3,481.7**	**2,867.8**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**6,180.0**	**5,746.8**

CONSOLIDATED INCOME STATEMENT

(EUR million)

INCOME STATEMENT	Notes	1st half 2006	1st half 2005	2nd quarter 2006*	2nd quarter 2005*
Sales of goods and services		1,977.5	1,951.5	1,029.1	1,047.5
Other revenues and income		16.6	28.7	9.8	22.0
TOTAL NET CONSOLIDATED REVENUES	10	**1,994.1**	**1,980.2**	**1,038.9**	**1,069.5**
Personnel expenses	11	231.0	219.4	115.3	109.3
Purchases, services, other costs	12	683.9	607.8	327.8	311.7
Amortisation, depreciation and write-downs		428.8	398.6	209.7	195.0
Impairment losses and reversal of impairment on fixed assets		0.0		0.0	0.0
TOTAL COSTS		**1,343.7**	**1,225.8**	**652.8**	**616.0**
Gains/(Losses) from disposal of equity investments	13	1.3	43.1	0.0	0.0
EBIT		**651.7**	**797.5**	**386.1**	**453.5**
Financial losses	14	(61.6)	(59.0)	(40.5)	(54.2)
Financial income	15	56.2	49.3	38.8	44.2
Income/(expenses) from equity investments	16	0.0	1.1	0.4	2.1
EBT		**646.3**	**788.9**	**384.8**	**445.6**
Income taxes	17	220.7	274.4	140.9	162.1
NET PROFIT FROM CONTINUING OPERATIONS		**425.6**	**514.5**	**243.9**	**283.5**
Net Gains/(Losses) from discontinued operations		0.0	0.0	0.0	0.0
NET PROFIT FOR THE PERIOD		**425.6**	**514.5**	**243.9**	**283.5**
Attributable to:					
- Equity shareholders of the parent company		332.5	426.6	187.4	227.9
- Minority Interests		93.1	87.9	56.5	55.6
Earnings per share	18				
- Basic		0.29	0.36	0.16	0.19
- Diluted		0.29	0.36	0.16	0.19

* This information is not subjected to an audit review

CONSOLIDATED CASH FLOW STATEMENT

(EUR million)

	1st half 2006	1st half 2005
CASH FLOW FROM OPERATING ACTIVITIES:		
Operating profit before taxation	645.9	747.8
+ Depreciation and amortisation	428.8	398.6
+ Other provisions and non-cash movements	2.5	10.5
+ Change in working capital	314.1	(47.7)
- Interests paid/received	(0.8)	7.5
- Income tax paid	(153.0)	(229.0)
Net cash flow from operating activities [A]	**1,237.5**	**887.7**
CASH FLOW FROM INVESTING ACTIVITIES:		
Proceeds from the sale of fixed assets	18.4	8.8
Proceeds from the sale of equity investments	48.3	76.6
Interests and other financial income received	0.4	3.1
Purchases in television rights	(726.5)	(402.1)
Changes in advances for television rights	(17.8)	(42.3)
Purchases of other fixed assets	(349.8)	(74.5)
Equity investments	(11.3)	(0.4)
Changes in other financial assets	91.1	21.2
Loans to other companies (granted)/repaid	-	(29.6)
Dividends received	1.2	4.4
Net cash flow from investing activities [B]	**(946.0)**	**(434.8)**
CASH FLOW FROM FINANCING ACTIVITIES:		
Share capital issues	-	-
Change in treasury shares	25.3	(3.2)
Changes in financial liabilities	162.6	115.1
Dividends paid	(633.4)	(534.8)
Changes in other financial assets/liabilities	3.6	25.2
Interests (paid)/received	(6.2)	(3.8)
Net cash flow from financing activities [C]	**(448.1)**	**(401.5)**
CHANGE IN CASH AND CASH EQUIVALENTS [D=A+B+C]	**(156.6)**	**51.4**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR [E]	**498.1**	**293.7**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR [F=D+E]	**341.5**	**345.1**

MOVEMENTS IN SHAREHOLDERS' EQUITY

(EUR million)

	Share capital	Share premium reserve	Legal reserve and other reserves	Company's treasury shares	Valuation reserve	Retained earnings/ (accumulated losses)	Profit/ (loss) for the period	Total Group shareholders' equity	Total shareholders' equity attributable to minority interests	TOTAL SHARE-HOLDERS' EQUITY
Balance at 31 December 2004	**614.2**	**739.7**	**125.2**	**(17.3)**	**2.4**	**851.5**	**549.6**	**2,865.3**	**231.1**	**3,096.4**
IAS 39 first adoption effect on opening balance	-	-	-	-	(6.8)	3.0	-	(3.8)	-	(3.8)
Allocation of the parent company's 2004 net profit	-	-	27.8	-	-	521.8	(549.6)	-	-	-
Dividends paid by the parent company	-	(74.6)	-	-	-	(374.2)	-	(448.8)	-	(448.8)
Dividends paid by subsidiaries to minority shareholders	-	-	-	-	-	-	-	-	(86.1)	(86.1)
Reserve establishment for unrealised foreign exchange gains	-	-	3.3	-	-	(3.3)		-	-	-
Stock Option plan valuation	-	-	-	-	4.5	-	-	4.5	0.7	5.2
(Purchase)/sale of treasury shares	-	-		(3.4)	-	-	-	(3.4)	-	(3.4)
Gains/(losses) credited/(charged) to Equity										
Profits/(losses) from negotiation of treasury shares	-	-	1.3	-	-	-	-	1.3	-	1.3
Actuarial gains/(losses) from defined benefit plans	-	-	-	-	(10.5)	-	-	(10.5)	-	(10.5)
Financial asset valuation credited/(charged) to Equity	-	-	-	-	10.3	-	-	10.3		10.3
Other changes	-	-	-	-	-		-	-	8.9	8.9
Profit/(loss) for the period	-	-	-	-	-	-	426.6	426.6	87.9	514.5
Balance at 30 June 2005	**614.2**	**665.1**	**157.6**	**(20.7)**	**(0.1)**	**998.8**	**426.6**	**2,841.5**	**242.5**	**3,084.0**

	Share capital	Share premium reserve	Legal reserve and other reserves	Company's treasury shares	Valuation reserve	Retained earnings/ (accumulated losses)	Profit/ (loss) for the period	Total Group shareholders' equity	Total shareholders' equity attributable to minority interests	TOTAL SHARE-HOLDERS' EQUITY
Balance at 31 December 2005	**614.2**	**275.2**	**547.3**	**(450.7)**	**6.5**	**997.9**	**603.4**	**2,593.9**	**285.1**	**2,879.0**
Allocation of the parent company's 2005 net profit	-	-	-	-	-	603.4	(603.4)	-	-	-
Dividends paid by the parent company	-	-	-	-	-	(489.3)	-	(489.3)		(489.3)
Dividends paid by subsidiaries to minority shareholders	-	-	-	-	-	-	-	-	(144.1)	(144.1)
Stock Option plan valuation	-	-			(5.1)	8.3		3.2	0.6	3.8
(Purchase)/sale of treasury shares	-	-		39.4		(11.5)		27.9	1.5	29.4
Gains/(losses) credited/(charged) to Equity										
Profits/(losses) from negotiation of treasury shares	-	-	(4.5)	-	-	-	-	(4.5)	0.2	(4.3)
Actuarial gains/(losses) from defined benefit plans	-	-			2.5			2.5		2.5
Financial asset valuation credited/(charged) to Equity	-	-			(4.3)			(4.3)		(4.3)
Other changes	-							-	0.1	0.1
Profit/(loss) for the period	-	-					332.5	332.5	93.1	425.6
Balance at 30 June 2006	**614.2**	**275.2**	**542.8**	**(411.3)**	**(0.4)**	**1,108.8**	**332.5**	**2,461.8**	**236.5**	**2,698.3**

1. DRAFTING CRITERIA

The Half-year Report and the Consolidated Accounting Tables have been prepared in accordance with CONSOB deliberation no. 11971 of 14 May 1999 and subsequent modifications by CONSOB deliberation no. 14990 of 14 April 2005.

In drafting the Consolidated Accounting Tables, the same accounting standards were applied (IAS/IFRS) that were adopted when drafting the Consolidated financial statements at 31 December 2005, to which reference is made, with the exception of some assessments, in particular those (impairment test) aimed at ascertaining possible value losses of tangible assets, which are generally fully performed when drafting the annual report when all information necessary for the completion of this process is available.

Specific explanatory notes have been drafted in compliance with the minimum contents required by IAS 34, – Interim Financial Reports – bearing in mind the indications included in the instructions issued by CONSOB with Communication no. DEM 6064293 of 28 July 2006. The information contents of this report cannot therefore be the same as those of a full report drafted under IAS 1.

It should be noted that, in order to ensure homogeneous valuation criteria for certain accounting items adopted in the last consolidated annual report, the Table of movements in shareholders' equity regarding the first half of 2005 was revised with respect to that presented when the 2005 half-year report was published, to include the adoption, made by the Mediaset Group at 31 December 2005, of the option (introduced following changes made in November 2005 to IAS 19) which makes it possible, within the actuarial valuation of Defined Benefit Plans, to recognise actuarial gains and losses directly in shareholders' equity. The revision implied the recalculation of the provision for Termination benefits with a reduction in the amount of Consolidated Shareholders' Equity at 30 June 2005 equal to EUR 15.6 million.

Some items in the Income Statement for the first half of 2005 were also reclassified, mainly regarding the showing of some types of cost recoveries to directly reduce personnel expenses and service costs, and to the reclassification of dividends from equity investments from the item *financial income* to the item *result of equity investments*. All these reclassifications did not have any impact on the Operating Profit, on the Net Profit or on the Consolidated net equity of the first half of 2005.

The amounts of the items in the consolidated accounts, considering their significance, are expressed in EUR millions.

This half-year report is subject to limited audit by Auditing Company Deloitte & Touche S.p.A.

2. MAIN COMPANY OPERATIONS IN THE HALF-YEAR PERIOD AND CHANGES IN THE CONSOLIDATION AREA

In the six months under examination, there were no significant changes in the consolidation area.

The main company operations mostly concerned non controlled companies.

On 3 February 2006, Mediaset Spa sold its 2.73% stake held in Hopa to Fingruppo for the sum of EUR 45.8 million, thus exercising the sell option envisaged in the purchase contracts of the Hopa shareholding signed in December 2002 with Fingruppo (Hopa parent company), on 11 January 2006.

On 16 March 2006, following the issuance by the Ministry of Communications to Elettronica Industriale S.p.A. of the network operator licence, RTI S.p.A. sold to its subsidiary Elettronica Industriale S.p.A. the company business including the assets (systems, frequencies) regarding terrestrial digital networks. This infra-group operation of reorganisation did not produce any effect on the consolidated accounts.

On 22 March 2006, Mediaset Investimenti S.p.A., an Italian company controlled 100% by Mediaset S.p.A. which holds a controlling stake (50.10 % of share capital) in Gestevision Telecinco, sold 85,000 Gestevision Telecinco S.A. ordinary shares to the market, equal to 0.034% of share capital, for a price of EUR 20.9724 per share, totalling EUR 1.8 million.

On 6 June 2006, Gestevison Telecinco S.A. purchased a 15% shareholding in Kulteperalia S.L. which is active in the production and distribution of television formats and contents and on 21 June 2006 it also finalised the purchase of a 15% shareholding of Alba Adriatica S.L., a company active in the production of television and radio programmes.

The list of companies and equity investments included by means of the different consolidation and assessment terms in the consolidated accounts of the Mediaset Group at 30 June 2006 is shown in the relevant table below.

(amounts in EUR millions)

3. NON CURRENT ASSETS

3.1 Property, Plant and Equipment

	Balance at 1/1/2006	Additions	Other movements	Disposals	Amortisation for the period	(Depreciation), (write-downs)/write-ups	Business combinations	Balance at 30/06/2006
Land and building	131.4	0.8	(0.2)	-	(3.6)	-	-	128.4
Plant and machinery	159.7	10.6	10.5	(2.2)	(21.1)	-	-	157.5
Technical and commercial equipment	26.2	2.2	0.5	(0.6)	(3.1)	-	-	25.2
Other tangible assets	30.1	3.4	0.7	(0.0)	(4.8)	-	-	29.4
Tangible assets under formation and advances	34.2	51.1	(13.2)	(0.0)	-	-	-	72.0
Total	**381.6**	**68.0**	**(1.7)**	**(2.8)**	**(32.6)**	-	-	**412.5**

The main period increases concern the following types of assets:

- plant and machinery: these mainly refer to broadcasting and transmission systems, EUR 3.7 million of which regard the new digital technology infrastructures;
- tangible assets under formation and advances: regarding projects in progress attributable for EUR 33.8 million to the network dedicated to mobile television. The remaining part of the increases can be attributed to analogue television broadcasting systems, stations and various equipment.

Item **Land and building** includes the value of an office building in Rome and object of financial leasing recognised in the accounts as follows:

	30/06/2006	**31/12/2005**
Historical cost	5.2	5.2
Amortisation	(0.3)	(0.2)
Net book value	**4.9**	**4.9**

The following tables show the main information regarding this contract:

Lease term	8 years
Maturity	December 2009
Original purchase price	0.5
Initial discount rate	3,60%
Reference rate	Euribor 3M

3.2 Television Rights

Below are the changes regarding the period under investigation. It is worth noting that the item other movements includes reclassifications regarding the capitalisation of advances previously paid to supplier (classified in previous years under other intangible assets) for which during the year contracts have been stipulated of production has been completed, contracts have been cancelled or rights have contractually expired.

	Balance at 1/1/2006	Additions	Other movements	Disposals	Amortisation for the period	Write-downs	Non current assets held for sale	Balance at 30/06/2006
Television rights	**2,078.7**	637.5	138.0	(0.4)	(377.7)	(1.3)	-	**2,474.8**

Overall increases in the six months amount to EUR 775.6 million (EUR 402.1 million in the first half of 2005) and refer to purchases for EUR 637.5 million, capitalisations of advances previously paid to suppliers (change included under item other movements) for EUR 89.0 million and the reclassification for EUR 51.4 million of the first negotiation and pre-emption rights (accounted for at 31 December 2005 under **other intangible fixed assets**) due to the signing in the first half of 2006 of the agreements with Milan, Inter, Roma and Lazio about the encrypted television rights for these clubs for the sport seasons 2007/2008 and 2008/2009.

Rights that have not become effective at 30 June 2006 amount on the whole to EUR 665.1 million (EUR 488.3 million at 31 December 2005). The change is mainly attributable to the capitalisation in the first half of the year of the encrypted rights for the seasons 2007/2008 and 2008/2009.

3.3 Goodwill and differences arising from consolidation

	Balance at 1/1/2006	Additions	Other movements	Disposals	Amortisation for the period	(Depreciation), (write-downs)/writ	Business combinations	Balance at 30/06/2006
Goodwill	0.9	-	-	-	-	-	-	0.9
Differences arising from consolidation	367.8	0.1	-	(0.1)	-	-	-	367.8
Total	**368.7**	**0.1**	-	**(0.1)**	-	-	-	**368.7**

Changes in the first half of the year in **differences arising from consolidation** refer to the purchase of the remaining stakes in Videotime S.p.A., a company consolidated on a line-by-line basis, and to the disposal of 0.034% of the stake held in Gestevision Telecinco S.A.

3.4 Other Intangible Assets

	Balance at 1/1/2006	Additions	Other movements	Disposals	Amortisation for the period	(Depreciation), (write-downs)/write-ups	Business combinations	Balance at 30/06/2006
Patents and intellectual property rights	15.0	1.7	0.8	(0.0)	(4.5)	-	-	13.0
Trademarks	6.2	0.2	(0.0)	-	(0.3)	-	-	6.1
Concessions	138.8	206.4	1.7	(0.5)	(8.1)	-	-	338.3
Intangible assets under formation and advances	207.1	109.7	(91.8)	(0.1)	-	0.3	-	225.2
Other intangible assets	96.2	73.2	(52.4)	-	(2.1)	-	-	115.0
Total	463.3	391.2	(141.7)	(0.5)	(15.0)	0.3	-	697.6

Patents and intellectual property rights mainly refer to software.

Trademarks mainly refer to the "Jumpy" brand, registered in 2001, due to the acquisition of the Jumpy S.p.A. branch concerning the publishing operations of its online portal.

Concessions include investments for the acquisition of frequencies from third parties for the development of broadcasting platforms for Digital Terrestrial Television. Increases in the period under examination mainly refer to the purchase of frequencies from Europa TV that will be assigned to the development of the broadcasting network for mobile digital television (DVBH technology) for an amount of EUR 186.1 million plus ancillary charges for EUR 5.6 million. Further increases for the period refer to the acquisition of frequencies used to increase the coverage of existing multiplex broadcasting systems.

Item **intangible assets under formation and advance payments**, at 30 June 2006, mainly consist of advance payments made to suppliers for the acquisition of television rights, advances paid for dubbing services and for options on the completion of programmes and production start-ups. Increases for the period refer to advances paid to suppliers of TV rights and to advances for the production of long serial dramas and amount to EUR 89.3 million. Decreases mainly resulted from the completion of productions and the finalisation of contracts under negotiation at 31 December 2005, with subsequent reclassification to *television rights* for EUR 84.1 million.

Item **other intangible assets** almost exclusively refers to the option right for the purchase of encrypted television rights of the main domestic football clubs for the season 2009/2010. Period increases of EUR 73.2 million refer in almost their entirety to these option rights, whereas decreases for EUR 52.4 million are mainly attributable to the

reclassification under television rights of the first negotiation and pre-emption rights acquired in 2004, because of the agreements stipulated in the first half of the year with Milan, Inter, Roma and Lazio as was described in the comment to the item television rights.

3.5 Equity Investments in Associated Companies / Joint Ventures

	30/06/2006		31/12/2005	
	% held by the Group	carrying amount (mio €)	% held by the Group	carrying amount (mio €)
Associated Companies				
Titanus Elios S.p.A.	29.6%	9.5	29.6%	9.4
Aprok Imagen S.L.	20.0%	0.7	20.2%	0.9
Publieci Television S.A.	25.1%	0.5	25.2%	1.0
Canal Factoria de Fiction S.A.	20.0%	0.2	20.2%	0.4
Red de Televisión Digital Valencia S.A.	25.1%	1.5	25.2%	1.5
Other		0.4		0.3
Total		**12.8**		**13.5**
Joint Ventures				
Boing S.p.A.	51.0%	2.6	51.0%	3.6
Fascino P.G.T. S.r.l.	50.0%	8.6	50.0%	8.4
Press TV S.p.A.	50.0%	-	50.0%	0.3
Mediavivere S.r.l.	50.0%	4.4	50.0%	3.1
Total		**15.6**		**15.4**
Overall total		**28.4**		**28.9**

3.6 Other Financial Assets

	Balance at 1/1/2006	Additions	Disposals	Fair Value adjustments/ Impairment	Non current assets held for sale	Balance at 30/06/2006
Equity investments	48.4	11.0	(46.1)	-	-	13.3
Financial receivables (due after 12 months)	56.6	0.6				57.2
Securities available for sale	84.9		(84.8)	(0.1)		0.0
Total	**189.9**	**11.6**	**(130.9)**	**(0.1)**	**-**	**70.5**

The main change in **equity investments** refers to the sale of Hopa S.p.A. (EUR 45.7 million) to Fingruppo Holding S.p.A. (which occurred on 3 February 2006) by exercising the sale option envisaged in the stake purchase contract, and to the acquisition by Gestevision Telecinco S.A. of a 15% stake in the share capital of Alba Adriatica S.L. and Kulteperalia S.L., for EUR 9.5 million and EUR 1.5 million respectively.

Financial receivables refer for EUR 49.2 million to the receivable due from British Telecom regarding the sale of the equity investment in Albacom S.p.A., carried out on 4 February 2005. As was already commented in the Financial Statements at 31 December 2005, a provision for risk for EUR 34.6 has been assessed with reference to this receivable . That amount has been determined on the basis of a difference between the actual value of the same found and EUR 14.6 -the minimun value considered at the ti me of the closing of the equity investment disposal transaction. Other receivables refers for EUR 4.5 million to a loan paid by parent company Publitalia '80 to company Radio e Reti S.r.l. and for EUR 1.2 million to loans granted by Gestevision Telecinco S.A. to associated companies.

The change in **securities available for sale** refers to the sale of all the quotas in fund management company ABS Finance Fund.

4 CURRENT ASSETS

4.1 Inventory

At the end of the period, this item consisted of:

	Gross	Write-downs	30/06/2006 Net value	31/12/2005 Net value
Raw and ancillary materials, consumables	8.0	(3.7)	4.3	4.5
Work in progress and semi-finished products	1.0	0.0	1.0	1.9
Contracts in progress	0.0	0.0	0.0	-
Finished goods and products	28.6	(4.2)	24.4	19.1
Total	**37.6**	**(7.9)**	**29.7**	**25.5**

Raw and ancillary materials, consumables primarily include spare parts for television equipment; the write-down concerns slow-moving items, which have been written down to their estimated realisable value.

Work in progress and semi-finished products primarily consist of screenplays and television productions in progress.

Finished goods and products primarily include:

- television productions held by R.T.I. S.p.A. and the Telecinco Group totalling EUR 19.7 million (EUR 14.5 million at 31 December 2005);
- products for "goods exchange" operations carried out by Promoservice Italia S.r.l. for EUR 0.7 million (EUR 0.7 million at 31 December 2005),
- smart card stocks regarding Mediaset Premium operations for EUR 0.5 million (EUR 1.2 million at 31 December 2005);
- products for teleshopping activities for EUR 2.2 million (EUR 2.0 million at 31 December 2005);
- pay-per-view television rights, that will expire in less than one year, for EUR 1.1 million.

4.2. Other Receivables and Current Assets

	Balance at 30/06/2006	Balance at 31/12/2005
Other receivables	122.5	138.3
Prepayments and accrued income	248.5	208.1
Total	**371.0**	**346.4**

Other receivables mainly include:

- *Receivables due from taxation authorities* for EUR 26.8 million, EUR 21.9 million of which regard an amount due to Mediaset Investimenti S.p.A. for withholding taxes on dividends received from subsidiary company Gestevision Telecinco S.A.;
- *Advances to suppliers, outside contractors and agents* paid to advertising area consultants and to suppliers, artists and other professionals for television productions for EUR 25.3 million (EUR 14.9 million at 31 December 2005);
- *Receivables from factoring companies* without recourse, which had not been settled by the factoring company at period end, for EUR 60.0 million (EUR 63.8 million at 31 December 2005).

At 31 December 2005 this item included also EUR 18.0 million related to the payment of the advance for the acquisition of Europa TV frequencies as mentioned on the relative preliminary agreement.

In item **prepayments and accrued income,** the most significant items refer to:

- the encripted right for Champions League matches for season 2006/2007, equal to EUR 26.5 million (EUR 16.2 at 31 December 2005) acquired from company Union des Associations Europeennes de Football. The same

amount at 31 December 2005 related instead to free-to-air rights for the remaining matches of the 2005/2006 sport season.

- rights for the highlights of "serie A" (italian Premier League) football matches for seasons 2006-2008, equal to EUR 123.1 million (EUR 157.2 million at 31 December 2005) acquired from Lega Calcio (italian national football federation);

- the costs for smart cards which are equal to EUR 8.7 million recorded for the correlation with revenues regarding their sales (EUR 10.0 million at 31 December 2005).

4.3. Current Financial Assets

	30/06/2006	31/12/2005
Financial receivables (due within 12 months)	0.1	3.9
Securities	33.9	24.8
Financial assets for trading derivatives	0.9	11.9
Financial assets for hedging derivatives	-	4.3
Financial assets for derivatives with no hedging purpose	0.7	8.8
Total	**35.6**	**53.7**

The change in item **financial assets for trading derivatives** mainly refers to the closing regarding the equity swap contract stipulated in 2003 by and between Mediaset and a major Italian bank and concluded in the first half of 2006.

Item **financial assets for hedging derivatives** refers to the fair value of derivative instruments used by the Group for the purposes of its hedging activities of currency exposures connected to commitments for future purchases of television rights denominated in foreign currency (*forecast transaction*).

The item **financial assets for derivatives with no hedging purpose** refers to the fair value of derivative instruments that hedge trading receivables denominated in foreign currency. Those financial instruments have no hedging purpose according to *hedging accounting* discipline envisaged by IAS 39.

The change over 31 December 2005 of **financial assets for trading derivatives** refers both to the effect of increases and decreases of derivative instruments used by the Group to hedge future purchases of television rights and to hedge items recognised in the financial statements, as well as to the effect of changes in fair value mainly attributable to the change of the spot exchange rate of reference.

5. NET FINANCIAL POSITION

Here follows a detail of net financial position, an aggregated item composed by financial liabilities minus cash and cash equivalents and other current financial assets.

	30/06/2006	31/12/2005
Cash and cash equivalents	341.5	498.1
Current financial assets	35.5	39.0
Securities available for sale	-	84.9
Total financial assets	**377.0**	**622.0**
Due to banks - non current liabilities	(434.6)	(235.1)
Due to banks - current liabilities	(688.2)	(729.7)
Due to other financial institutions - non current liabilities	(4.8)	(6.4)
Due to other financial institutions - current liabilities	(14.1)	(8.8)
Total financial liabilities	**(1,141.7)**	**(980.0)**
Net financial position	**(764.7)**	**(358.0)**

Current financial assets refer to floated bonds and investment fund quotas totalling EUR 33.9 million and financial assets for non hedging trading derivatives for EUR 1.6 million.

The change in **Securities available for sale** refers to the disposal of quotas of the fund management company ABS Finance Fund, held on 31 December 2005 by the parent company Mediaset S.p.A., for an overall amount of EUR 84.7 million.

The change in item **Due to banks – non current liabilities** is attributable to new loan contracts that were stipulated in the first half of the year; in particular, a loan contract was stipulated with Istituto S.Paolo Imi S.p.A. for a notional amount of EUR 100.0 million, that requires the check of the following financial covenants:

1. net financial position /EBITDA not higher than 4, to be checked every six months;
2. net financial position/total shareholders' equity not lower than 2, to be checked every six months.

This item also includes EUR 235.0 million regarding the medium/long-term loan contract stipulated with Mediobanca S.p.A. in 2005, EUR 75.0 million of which as credit line. Also this contract, as was described in the financial statements at 31 December 2005, is subject to the check of the following financial covenants, that have been fulfilled to date:

1. net financial position /EBITDA not higher than 1.5 to be checked every six months;
2. EBITDA/net financial charges not lower than 10, to be checked every six months.

The change in item **Due to banks (current liabilities)** refers to both the opening of new credit lines with major banks, and to the repayment totalling EUR 60.0 million, regarding the five-year loan contract stipulated in 2002 with major banks.

Item **Due to other financial institutions (non current liabilities)** refers to liabilities towards lease companies for EUR 2.1 million and for EUR 2.7 million to soft loans granted to the Telecinco Group.

Item **Due to other financial institutions (current liabilities)** refers to liabilities towards factoring companies for EUR 5.8 million, to the current liabilities towards lease companies for EUR 0.7 million, financial liabilities towards related parties for EUR 5.6 million regarding bank accounts managed on behalf of these companies by the parent company Mediaset S.p.A. and for EUR 0.3 million to the current liability of the soft loan granted to the Telecinco Group.

6. NON CURRENT ASSETS AND LIABILITIES FOR SALE

The changes in these items compared to 31 December 2005 can be attributed to the conclusion of the sale of digital equipment, to the sale to Sky of the library of television rights regarding theme channels and to the liquidation of the 11.76% stake held by subsidiary Mediaset Investment S.a.r.l in Euromedia Lux Two.

(amounts in EUR millions)

7. CAPITAL AND RESERVES

The main items composing shareholders' equity and the relevant changes are as follows:

7.1 Share Capital

At 30 June 2006 the share capital of the Mediaset Group, which is the same as that of the parent company, was wholly paid-in and consisted of 1,181,227,564 shares with a par value of EUR 0.52 each for a total of EUR 614.2 million. No changes occurred during the six months under examination.

7.2 Treasury Shares

This item includes Mediaset S.p.A. shares purchased based on the decisions of the General Shareholders' Meetings of 24 April 2002, 16 April 2003, 27 April 2004 and 29 April 2005 and 20 April 2006, whereby the Board of Directors was given proxy to purchase up to a maximum of 118,122,756 shares (10% of share capital). This proxy is valid until the financial statements at 31 December 2006 are approved and however for no longer than 18 months from the meeting decision.

	Number of shares	Book Value
Balance at 1/1/2006	46,770,000	437.3
Additions	950,000	8.4
Disposals	(3,545,500)	(34.4)
Balance at 30/06/2006	**44,174,500**	**411.3**

Treasury shares held include 294,500 shares assigned to the stock option plans approved, 42,930,000 shares purchased following the buyback programme of treasury shares decided on 13 September 2005 and 8 November 2005 and 950,000 shares destined to keep the stock price stable.

During the six months, in order to keep the stock price stable and to meet the needs of the stock option plan, a total number of 950,000 shares were purchased and 3,545,500 shares were sold for the actual exercise of stock option plans. The effect of these transactions generated a net loss of EUR 7.6 million recognised in a specific equity reserve net of the tax effect.

At 30 June 2006, both treasury shares and their change regarding the parent company shares were reclassified under item *retained earnings*, in order to highlight under the item *treasury shares* only the movements regarding the parent company treasury shares.

7.3 Valuation Reserves

	30/06/2006	31/12/2005
Cash flow hedge reserve	(0.9)	3.2
Financial assets availbale for sale	-	0.1
Stock option plans	9.7	14.8
Actuarial Gains/(Losses)	(9.1)	(11.6)
Total	**(0.4)**	**6.5**

The following table shows the movements during the six months for these reserves:

Valuation reserves	Balance at 1/1/2006	Additions/ Reductions	Through Profit and Loss Account	Opening balance adjustements of the hedged item	Fair Value adjustments	Deferred tax effect	Balance at 30/06
Financial assets for cash flow hedging purpose	3.2	(0.1)	0.7	0.1	(5.7)	0.8	(0.9)
Financial assets availbale for sale	0.1	-	(0.1)	-	-		0.0
Stock option plans	14.8	(5.1)	-	-			9.7
Actuarial Gains/(Losses)	(11.6)	3.7	-	-	-	(1.2)	(9.1)
Total	**6.5**	**(1.5)**	**0.6**	**0.1**	**(5.7)**	**(0.4)**	**(0.4)**

The **Valuation reserve for financial assets for cashflow hedging purpose** concerns the valuation of financial derivative instruments enabled for the heding of exchange rate and interest risk and accounted under the hedge accounting policy established on IAS 39.

Changes in the six months regarding financial instruments for the management of the interest rate risk regard, for EUR 0.7 million, transfers to the income statement of the financial losses accrued and paid for the interest rate swap hedging the pool financing stipulated by Mediaset. Changes in recognised reserves within the valuation of the financial instruments for the hedging of the exchange rate risk refer for EUR 0.1 million to the adjustment of the initial carrying value of television rights acquired in the year and for EUR 5.7 million to changes in the fair value of these instruments.

The **Valuation reserve for financial assets available for sale** refers to the change in fair value of minority equity investments and the quotas held in the SICAV (fund management company) ABS Finance Fund. The change with respect to 31 December 2005 is attributable to the disposal of the quotas held in the SICAV.

The **Reserve for Stock Option Plans** includes the amount of costs accrued at 30 June 2006, determined under IFRS 2, for the three-year Stock Option Plans granted by Mediaset in 2004, 2005 and 2006 and by its subsidiary Telecinco in 2005 and 2006 for the portion pertaining to the Group. Period changes refer to the reclassification of the reserve regarding the 2003 Stock Option Plan under *Retained earnings* for EUR 8.3 million when it came to maturity and for EUR 3.2 million because of the cost portion for the six months pertaining to the Group recognised among *other personnel expenses*.

The **Reserve from the valuation of actuarial profits and losses** includes the actuarial components regarding the valuation of defined benefit plans, recognised directly in equity.

7.4 Retained earnings

The change over 31 December 2005 mainly relates to the distribution of dividends paid by the parent company in the period. As a result of the resolution of the meeting of 20 April 2006, the parent company distributed dividends for EUR 489.3 million.

8. NON CURRENT LIABILITIES

8.1 Post-employment Benefit Plans

	30/06/2006
Balance at 1/1	**132.0**
Service Cost	5.8
Actuarial (gains)/losses	(3.7)
Interest Cost	2.1
Indemnities paid/advanced	(3.6)
Other movements/Business combinations	0.2
Balance at 30/6	**132.8**

8.2 Provisions for Risks and Charges

	30/06/2006
Balance at 1/1	**196.4**
Provisions made during the period	16.6
Provisions used during the period	(35.8)
Financial costs	0.5
Other movements/Business combinations	-
Balance at 30/6	**177.8**
Of which:	
current	92.6
non current	85.2
Total	**177.8**

This item includes the provision made in 2004 equal to EUR 34.6 million for the receivable from British Telecom PLC following the sale transactions of the stake held in Albacom S.p.A.

Net of this amount, provisions for risks are mainly attributable to lawsuits for EUR 59.3 million (EUR 63.8 million at 31 December 2005), litigations with personnel for EUR 6.7 million (EUR 15.9 million at 31 December 2005), contractual risks for EUR 39.3 million (EUR 49.8 million at 31 December 2005) mainly regarding the risk of underutilising artistic resources with respect to that envisaged in the contracts.

As to criminal case 22694/2001 (also known as Television Rights), it should be noted that the preliminary hearing stage was concluded on 7 July. The judge decided that most of the defendants should be committed for trial for the events after 1998 and stated that the same subjects should not be prosecuted for the events before such date (except for the accusations of receiving stolen goods and money-laundering). The first hearing has been established for 21 November. As is known, in this prosecution Mediaset S.p.A. joined as plaintiff in order to follow the trial, in the debate between plaintiff and defendant, and to ascertain the possible existence of damage against the company.

Mediaset is confident that the debate cannot but ascertain a truth that is already well rooted in the sentiment of the domestic and international financial community, that is to say, that Mediaset directors and managers have always acted according to the law, inspired by the principle of correctness and transparency.

9. CURRENT LIABILITIES

9.1 Due to Taxation Authorities

This item can be broken down as follows:

	30/06/2006	31/12/2005
Withholding tax on employees' wages and salaries	12.0	13.0
Current taxes	132.3	39.4
VAT payables	16.1	10.3
Other payables	4.5	10.9
Total	**164.9**	**73.5**

9.2 Other Financial Liabilities

	30/06/2006	31/12/2005
Due to other financial institutions	12.5	7.7
Financial liabilities on hedging derivatives	1.6	-
Financial liabilities on trading derivatives/derivatives with no hedging purpose	4.4	1.2
Total	**18.5**	**8.9**

The item **due to other financial institutions** mainly refers to payables towards factoring companies without recourse totalling EUR 5.8 million and to financial relationships of current account with associated companies managed on behalf of these companies by parent company Mediaset S.p.A. for EUR 5.6 million.

The item **financial liabilities on hedging derivatives** refers to the fair value of derivative instruments used by the Group for the purposes of hedging exchange rate exposures connected to commitments for the future purchase of television rights in foreign currency (*forecast transaction*).

Item **Financial liabilities on trading derivatives/derivatives with non hedging purposes** refers to the fair value of derivative instruments (hedging trade receivables denominated in foreign currency) wich are not recognized as *hedging derivatives* for the application of *hedge accounting* policy as for IAS 39.

The change over 31 December 2005 of **financial liabilities for derivative instruments** refers to both the effect of increases and decreases in derivative instruments used by the Group to hedge future purchases of television rights and to hedge elements recognised in the financial statements, as well as to the effect of fair value changes mainly attributable to the change in the spot exchange rate of reference.

9.3 Other Current Liabilities

	30/06/2006	31/12/2005
Due to social security institutions	15.7	17.1
Other sums payable	64.4	68.0
Accrued and deferred income	72.6	53.2
Total	**152.7**	**138.3**

Item **Accrued and deferred income** includes deferred income for EUR 33.6 million regarding the portion of revenues generated by the sale of prepaid cards and scratch cards that will be accrued after the period under examination.

(EUR millions)

10. Revenues

For a detailed breakdown of revenues, refer to the tables already described in the Report on operations

11. Personnel Expenses

Personnel expenses went from EUR 219.4 million in the first half of 2005 to EUR 231.0 million in the first half of 2006 with an overall increase of EUR 11.6 million.

Other costs mainly include the cost for the Stock Option Plans, equal to EUR 3.8 million (EUR 4.0 million in the first half of 2005), EUR 1.2 million of which regarding the plans assigned by the Telecinco Group, the costs for the canteen EUR 2.9 (EUR 2.7 million at 30 June 2005) and emoluments to directors belonging to Group companies for EUR 2.5 million (EUR 1.7 million at June 2005)

	1st half 2006	1st half 2005
Ordinary pay	120.7	115.0
Overtime	7.1	6.7
Special benefits	19.8	16.2
Christmas and summer bonuses	16.6	16.1
Accrued holiday pay	4.9	5.3
Total wages and salary	**169.1**	**159.3**
Social security contributions	44.3	44.8
Employee severence indemnity	4.6	4.7
Pension benefits and similar obligations	0.3	0.3
Other expenses	12.7	10.3
Total personnel expenses	**231.0**	**219.4**

12. Purchases, Services and Other Costs

	1st half 2006	1st half 2005
Purchase of raw materials and supplies	44.8	42.1
Change in the inventories of raw materials, work in progress, semi-finished and finished goods	(57.0)	(47.2)
Services	562.1	503.2
Leasing and rentals	89.8	81.0
Provisions for risks	10.6	3.0
Other operating costs	33.6	25.7
Total purchases, service and other costs	**683.9**	**607.8**

13. Gain/(Loss) from disposal of Equity Investments

This item, equal to EUR 1.3 million (EUR 43.1 million at 30 June 2005) includes the income obtained in 2005 as well as in the first half of 2006 with reference to the sale of minority stakes (1.9% in the first half of 2005 and 0.034% in the first half of 2006) held in the subsidiary Gestevision Telecinco S.A.

14. Financial Charges

	1st half 2006	1st half 2005
Foreign exchange losses	(40.3)	(36.1)
Interests on financial liabilities	(11.4)	(4.6)
Write-downs/losses from financial assets evaluation	(0.1)	(0.2)
Other financial charges	(7.7)	(16.8)
Charges on employee benefits	(2.1)	(1.3)
Total financial charges	**(61.6)**	**(59.0)**

Item **charges on employee benefits** refers to the interest cost regarding the calculation of the termination benefit as is envisaged by IAS 19.

15. Financial Income

	1st half 2006	1st half 2005
Foreign exchange gains	43.6	33.7
Interests on financial assets	4.9	2.7
Gains/income from financial assets evaluation	0.4	2.0
Other financial income	7.3	10.9
Total financial income	**56.2**	**49.3**

Items **Foreign exchange gains and foreign exchange losses** include both the non effective elements resulting from the assessment of derivative instruments regarding hedging operations with respect to currency exposures connected to commitments for the future purchase of rights which are treated in the accounts under a hedge accounting regime in line with IAS 39, and the effects of the fair value assessment of derivative instruments hedging changes in exchange rate debts and changes in the same debt (assessed based on the exchange rate at 30 June 2006) for which hedge accounting is not activated.

16. Income/(expenses) from equity investments

This item includes the share of net profit/(loss) of the companies accounted on the basis of the equity method, including possible value loss or recoveries, write-downs of equity investments classified as available for sale included in the item **other non current financial assets**, allocations to the provision for risks on equity investments, income from the receipt of dividends and capital gains/losses on disposals.

	1st half 2006	1st half 2005
Result of equity investments valued with the equity method	(0.1)	0.3
Write-downs of financial assets available for sale	-	(1.1)
Gains/(losses) from the sale of equity investments	0.1	-
Dividends	-	1.9
Total income/(expenses) from equity investments	**0.0**	**1.1**

Dividends included the dividends received from HOPA S.p.A. during the first half of 2005, a stake that was sold in the first half of 2006.

In the first half of 2005, item **write-downs of financial assets available for sale** included the write-down for EUR 1.1 million, of the stake held in Euromedia Lux Two.

17. Income Tax for the Period

Income taxes in the half year, of EUR 220.7 million, include current taxes of EUR 252.3 million and EUR 31.6 million regarding the positive net balance between charges and income calculated on temporary differences, mainly attributable to the recognition of advance-paid taxes following the redefinition of tax values of intangible assets

transferred within company and business reorganisation operations in the Group matched by uses of advance-paid taxes allocated in previous years for the write-down of equity investments.

	30/06/2006	30/06/2005
Current tax expense	252.3	252.7
Deferred tax expense/(income)	(31.6)	21.7
Total	**220.7**	**274.4**

18. Earnings per Share

The calculation of the basic and diluted earnings per share is based on the following data:

	1st half 2006	1st half 2005
Net profit for the period (millions of euro)	**332.5**	**426.6**
Weighted average number of ordinary shares (without own shares)	1,137,170,172	1,179,991,059
Basic EPS	**0.29**	**0.36**
Weighted average number of ordinary shares for the diluted EPS computation	1,137,206,891	1,179,997,320
Diluted EPS	**0.29**	**0.36**

19. SEGMENT REPORT

Below is the data requested by IAS 14 for the primary and secondary segments based on the current internal organisational structure and the Group executive reporting standards. It is worth noting that primary segments coincide with the geographical areas determined on the basis of operations' sites. Specific secondary segment for the areas of operation have been mentioned only with respect to the italian geographical segment, since in Spain, which means the Telecinco Group, there are no significant business sectors other than the television core business.

19.1 Primary Sectors (Geographical Areas)

The following tables show the main income statement and balance sheet data directly attributable to the two geographical segments at 30 June 2006.

The relationships between the two segments almost exclusively refer to the dividends distributed by subsidiary company Gestevision Telecinco. Data regarding inter-segment revenues refer to the elimination of the stake held in Gestevision Telecinco, whose book value is recognised under the assets of geographical segment Italy, with subsequent recognition of the consolidation difference.

Non monetary expenses refer to allocations to provisions for risks and charges and to the costs for stock option plans.

30th June 2006	ITALY	SPAIN	Eliminations/ Adjustments	MEDIASET GROUP
MAIN INCOME STATEMENT FIGURES				
Revenues from external customers	1,470.8	523.3	-	1,994.1
Inter-segment revenue	1.4	-	(1.4)	-
Consolidated net revenues	**1,472.2**	**523.3**	**(1.4)**	**1,994.1**
%	74%	26%		100%
Operating profit	**386.4**	**264.4**	**(0.4)**	**650.4**
%	59%	41%		100%
EBIT	**387.8**	**264.4**	**(0.5)**	**651.7**
Financial income/(losses)	(9.9)	4.5		(5.4)
Income/(expenses) from equity investments valued with the equity method	(0.3)	0.2	-	(0.0)
Income/(expenses) from other equity investments	146.2	0.0	(146.2)	(0.0)
EBT	**523.8**	**269.1**	**(146.7)**	**646.3**
Income taxes	(138.3)	(82.5)	-	(220.7)
Profit/(losses) pertaining to minority interests	(0.4)	(0.2)	(92.5)	(93.1)
Group Net Profit	**385.1**	**186.4**	**(239.2)**	**332.5**
OTHER INFORMATION				
Assets	5,564.2	839.7	(223.9)	6,180.0
Liabilities	3,114.4	367.2		3,481.7
Investments in tangible and intangible non current assets	975.2	101.6	(0.6)	1,076.2
Amortisation	350.5	78.6	(0.3)	428.8
Impairment losses	-	-	-	-
Other non monetary expenses	11.1	3.3	-	14.4

19.2 Secondary Sectors (Areas of Operation)

The operating segments defined in geographical area Italy, considering the actual significance and the organisation and business structure of the Group are the following (as was already described in the Report on operations):

- **Free To Air TV**, the Group's traditional core business, which includes operations regarding advertising sales and producing programme schedules for the three national networks currently broadcast in the analogue mode, and own non encrypted channels distributed by means of the digital terrestrial technology;
- **Pay per View television operations**, regarding the supply of pay television events and programmes identified with the Mediaset Premium brand;
- **Network Operator**, operations connected to the management of the broadcasting network, for the transportation and broadcasting of the analogue signal of own non encrypted channels and the digital terrestrial broadcasting platforms (multiplex), including the network purchased in the second quarter 2006 open to major mobile telephone companies and destined to convey the offer of digital terrestrial television in mobility by means of the DVB-H technology;
- **other operations**, ancillary to the main one (the Internet, teletext, sale of services and content providing to mobile telephone companies, non television advertising concessions, remote shopping).

30th June 2006	FREE TO AIR TELEVISION	NETWORK OPERATOR	PAY PER VIEW	OTHER	GEOGRAPHICAL SEGMENT ITALY
Revenues from external customers	1,377.3	11.0	36.3	47.5	1,472.2
%	94%	1%	2%	3%	100%
Television rights	1,775.1	-	505.1	-	2,280.2
Other tangible and intangible non current assets	375.9	511.5	107.3	17.1	1,011.8
Goodwill	2.5	6.2	-	6.5	15.2
Trade receivables	744.8	14.5	24.3	17.4	800.9
Inventories	20.1	4.0	1.6	2.2	27.9
Operating assets	**2,918.4**	**536.2**	**638.3**	**43.2**	**4,136.0**
Investments in television rights	278.1	-	349.5	-	627.6
Investments from business combinations	-	-	-	-	-
Other investments	24.0	249.7	73.5	0.4	347.6
Investments in tangible and intangible assets	**302.1**	**249.7**	**423.0**	**0.4**	**975.2**

Comments regarding the breakdown and changes in revenues from the areas of operation mentioned are already included in the Report on Operations.

Main secondary segment operating assets refer to ***television rights*** and are related to:

- for the ***Free-to-air*** area, the library (films, dramas, short TV series, television series, cartoons), self-produced long dramas, entertainment rights, news and sports programmes that feed the three general channels;
- for the ***Pay-per-view*** area, the sports, cinema and entertainment rights reserved to the *Mediaset Premium's* offer. In particular, sports rights include the broadcasting rights for the main Serie A italian premier league football clubs, with starting date in the football seasons 2004/2007 (purchased in 2004 and 2005) and 2007/2009; the investments in the first half of 2006 are mainly attributable to the purchase of the rights of Milan, Inter, Roma, Lazio, Livorno and Messina for which, with the exclusion of satellite rights of Inter, Roma and Lazio (purchased by Sky), Mediaset holds all the rights for the existing broadcasting platforms, reserving the right to sell exploit that may not fall within its own commercial offer.

Other investments refer:

- for *free-to-air* television operations, mainly to systems and equipment to support the activity of television production centres, IT systems and the update of systems and facilities for managerial use.
- for *pay-per-view* television operations, for EUR 73.0 million, to option rights for the purchase of encrypted television rights regarding major football national clubs for the 2009/2010 season.
- for *network operator* operations, these mainly regard the purchase of systems and frequencies from Europa TV, as well as investments made for the digitalisation of this network, aimed at the preparation of the broadcasting platform dedicated to mobile digital television (DVB-H technology).

20. RELATED PARTIES' TRANSACTIONS

The main balance sheet and income statement relationships that occurred in the first half of the year with "*related parties*" are mentioned below, in compliance with IAS 24.

	Financial receivables/ (payables)	Trade and other receivables	Trade and other payables	Revenues	Costs	Financial income/(charges)
Parent company						
Fininvest S.p.A.	-	1.5	0.2	0.3	2.5	-
Associated companies						
Quinta Communication S.A.	-	-	5.0	-	-	-
Mediolanum Vita S.p.A.	-	-	0.0	-	-	-
Medusa Film S.p.A.	-	0.1	88.1	0.5	0.5	(0.7)
Medusa Cinema S.p.A.	-	0.0	0.1	0.1	0.3	-
Medusa Video S.r.l.	-	0.1	0.1	0.1	0.1	-
Pagine Italia S.p.A.	-	0.8	-	0.0	1.5	-
Arnoldo Mondadori Editore S.p.A.	-	2.7	0.3	9.1	0.8	-
Banca Mediolanum S.p.A.	-	0.9	0.0	0.9	-	-
Alba Servizi Aerotrasporti S.p.A.	-	0.0	1.0	0.0	2.9	-
Il Teatro Manzoni S.p.A.	-	0.0	0.0	0.0	0.3	-
A.C. Milan S.p.A.	-	0.1	202.7	0.1	5.1	(0.7)
Servizi Milan S.r.l.	-	-	0.0	-	0.1	-
Altre socità consociate	-	1.4	1.5	2.9	2.3	0.0
Total parent company and associated	**-**	**7.6**	**299.0**	**13.9**	**16.4**	**(1.4)**
Joint control companies						
Europortal Jumpy Espana S.A.	0.3	1.3	0.5	0.1	0.4	(0.0)
Fascino Produzione e Gestione Teatro S.r.l.	(0.6)	0.0	7.2	0.0	27.2	(0.0)
Titanus Elios S.p.A.	-	-	-	-	1.6	-
Press Tv S.p.A.	-	0.0	0.4	0.0	0.5	-
Premiere Megaplex S.A.	0.9	0.0	-	0.0	(0.0)	(0.0)
MediaVivere S.r.l.	-	0.8	2.1	1.0	20.2	-
Red de Television Digital Madrid S.A.U.	-	-	-	-	-	-
Boing S.p.A.	(5.2)	1.4	0.7	2.5	1.1	0.1
Red de Television Digital Valencia S.A.	-	-	-	-	-	-
Affiliated companies						
Auditel S.r.l.	-	-	-	-	2.7	-
Beigua S.r.l.	-	-	-	-	-	-
Canal Factoria de Ficcion S.A.	-	0.5	0.1	0.4	0.2	-
Publieci Television S.A.	-	0.4	-	1.1	-	(0.8)
Aprok Imagen S.L.	-	0.1	0.5	-	0.8	-
Campus Multimedia In-Formazione	-	0.1	-	0.1	0.0	-
Super Nueve Televisiòn S.A.	-	-	-	-	-	-
Total joint control and affiliates	**(4.6)**	**4.6**	**11.5**	**5.3**	**54.8**	**(0.8)**
Other related parties	**-**	**-**	**0.2**	**-**	**0.5**	**-**
TOTAL	**(4.6)**	**12.3**	**310.7**	**19.2**	**71.7**	**(2.1)**

We inform you that the commercial relationships with the companies listed in the table above were subject to normal market conditions.

Revenues from other companies belonging to the Fininvest Group and the Mediolanum Group mainly regarded the sale of television advertising spaces; commercial debts are mainly attributable to the purchase of television rights and productions.

Relationships with *other related parties* refer to consulting relationships with Sin&rgetica, a company belonging to a director of Mediaset S.p.A.

It should also be noted that in the first half of 2006 the Mediaset Group acquired television rights from Fininvest Group companies for an overall amount of EUR 265.7 million. In particular, these purchases relate for EUR 47.7 million to Medusa Film S.p.A. and for EUR 187.6 million to Milan A.C., EUR 5.0 million of which regarding rights of events that can be broadcast free-to-air and EUR 182.6 million rights for the broadcasting on all distribution platforms of home matches of the Serie A 2007/2008 and 2008/2009 seasons of Milan A.C. S.p.A. besides tournaments and friendly matches. Within the framework of the latter agreement, another EUR 27.0 million was paid for the option on encrypted rights of Milan regarding the 2009/2010 season. With respect to Medusa Film S.p.A., contracts were also finalised that were previously recognised as advances for EUR 16.3 million, and new advances for EUR 16.1 million were paid.

In addition to the payments of dividends to Fininvest S.p.A. for EUR 180.5 million, the main impacts on the consolidated financial cash flows in the first half of the year generated by related parties' transactions can be attributed to EUR 68.4 million paid to company Medusa Film S.p.A. for the purchase of television rights, EUR 16.1million of which as advances, and outflows to Milan A.C. for EUR 27.0 million for the purchase of the option on Milan encrypted rights regarding the 2009/2010 season, purchases supported by the assessment of an independent expert.

21. OTHER INFORMATION

20.1 Personal Sureties given

At 30 June 2006, the Group had outstanding guarantees given to third parties and on behalf of affiliated companies totalling EUR 54.2 million (EUR 53.5 million at 31 December 2005).

20.2 Commitments

The main commitments of the Mediaset Group companies may be summarised as follows:

- long-term commitments mainly relating to contracts for the rental of satellite channels. These contracts have various duration times and will involve future outlays totalling EUR 139.2 million (EUR 119.2 million at 31 December 2005);
- commitments for artistic services, television productions and press agency agreements totalling around EUR 137.7 million (EUR 264.3 million at 31 December 2005), EUR 14.9 million of which regarding commitments for the production of long serial dramas;
- commitments to acquire rights totalling EUR 1,004.8 million (EUR 1,015.7 million at 31 December 2005). These future commitments refer to "volume deal" contracts that the Mediaset Group has entered into with several major US studios to ensure the availability of movies and television productions made by them guaranteeing the possibility to make a volume of investments in line with the Group's strategies of extending the library. It should also be noted that this item includes EUR 155.7 million regarding commitments with associated company Medusa Film S.p.A.;
- commitments for the purchase of new equipment, maintenance of the broadcasting network, works done and supplies for company offices and the supply of EDP services for EUR 24.4 million (EUR 16.9 million at 31 December 2005);

20.3 Potential Liabilities counter-guaranteed by Fininvest S.p.A.

As was mentioned in the account report at 31 December 2005, it is worth noting that the guarantee issued on 6 June 1996 by Fininvest S.p.A. to the benefit of Mediaset S.p.A. and its subsidiary companies, in connection with the public offering for the sale and subscription of shares in Mediaset S.p.A., expired on 31 December 2002.

However, as already mentioned, on 19 December 2002 a joint recognition with the parent company was stipulated, according to which Fininvest S.p.A. undertook to hold harmless Mediaset S.p.A. and its subsidiary companies also beyond that deadline, until there are no longer income statement and balance sheet consequences of the events notified to Mediaset S.p.A. and its subsidiaries by 31 December 2002 and communicated to Fininvest S.p.A. by 31 January 2003. With respect to charges already ascertained, Mediaset S.p.A. and its subsidiary companies requested an indemnity of charges from Fininvest S.p.A. for an amount at 30 June 2006 of EUR 7.8 million .

20.4 Subsequent events after the June 30th 2006

On 5 July 2006, MusicShop was started, the new Mediaset portal for the online purchase of digital music from a large catalogue of Italian and international songs and especially audio-visual contents connected to the soundtrack and unpublished collections of Mediaset original programmes.

On 14 July 2006 the Council of State rejected Agcom appeal against the decisions of the Regional Administrative Court regarding the cancellation of administrative sanctions decided by the Agcom with respect to dominant positions; the disputes above are therefore to be considered as definitively closed.

On 27 July 2006, Mediaset and Telecom Italia Media signed an agreement for the mutual sale of digital terrestrial broadcasting rights of football matches of the major clubs in their respective bouquets for the next three seasons. By virtue of this agreement, Mediaset can broadcast away matches of Milan, Inter, Roma Lazio and Torino in the stadiums of Telecom Italia Media clubs (Fiorentina, Palermo, Cagliari, Sampdoria and Catania).

On 28 July 2006, Mediaset reached an agreement with Torino FC for the purchase of the broadcasting rights of home matches in the next two seasons of the Serie A division for all distribution platforms with the exception of UMTS and foreign rights, reserving the right to sell to third parties the rights of use of the broadcasting platforms on which it will not develop its own commercial offer.

for the Board of Directors

the Chairman

LIST OF THE COMPANIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS AT 30 JUNE 2006

(EUR millions)

Companies consolidated on a line-by-line basis	Registered Office	Currency	Share capital	% held by the Group
Mediaset S.p.A.	Milano	euro	614.2	-
Publitalia '80 S.p.A.	Milano	euro	52.0	100.00%
Promoservice Italia S.r.l.	Milano	euro	2.1	100.00%
Publieurope Ltd.	Londra	euro	7.7	100.00%
R.T.I. S.p.A.	Roma	euro	500.0	100.00%
Videotime S.p.A.	Milano	euro	52.0	98.68%
Elettronica Industriale S.p.A.	Lissone (Mi)	euro	363.2	100.00%
Home Shopping Europe S.p.A.	Fiumicino (Roma)	euro	7.6	100.00%
Mediashopping S.p.A.	Fiumicino (Roma)	euro	6.2	100.00%
Mediaset Investment S.a.r.l.	Lussemburgo	euro	79.6	100.00%
Mediaset Investimenti S.p.A.	Milano	euro	500.0	100.00%
Gestevision Telecinco S.A.	Madrid	euro	123.3	50.07%
Publiespaña S.A.U	Madrid	euro	0.6	50.07%
Advanced Media S.A.U	Madrid	euro	0.1	50.07%
Publimedia Gestion S.A.U.	Madrid	euro	0.1	50.07%
Agencia de Television Latino-Americana de servicios y Noticias España S.A.U.	Madrid	euro	0.9	50.07%
Atlas Media S.A.U.	Sant Just Desvern	euro	0.4	50.07%
Agencia de Television Latino-Americana de servicios y Noticias Pais Vasco S.A.U.	Bilbao	euro	0.4	50.07%
Mi Cartera Media S.A.U.	Madrid	euro	0.1	50.07%
Cinematext Media S.A.	Madrid	euro	0.2	30.04%
Cinematext Media Italia S.r.l.	Segrate	euro	0.01	30.04%
Digitel 5 Media S.A.U.	Madrid	euro	0.1	50.07%
Estudios Picasso Fabrica de Ficcion S.A.U.	Madrid	euro	0.1	50.07%
Grupo Editorial Tele 5 S.A.U.	Madrid	euro	0.1	50.07%

Companies recorded using the equity method	Registered Office	Currency	Share capital	% held by the Group
Aprok Imagen S.L.	Madrid	euro	0.023	20.03%
Auditel S.r.l.	Milano	euro	0.3	26.67%
Beigua S.r.l.	Roma	euro	0.05	24.50%
Boing S.p.A.	Milano	euro	10.00	51.00%
Canal Factoria de Ficcion S.A.	Madrid	euro	0.6	20.03%
Europortal Jumpy España S.A.	Madrid	euro	1.0	25.03%
Fascino Produzione Gestione Teatro S.r.l.	Roma	euro	0.01	50.00%
Mediavivere S.r.l.	Milano	euro	0.7	50.00%
Premiere Megaplex S.A.	Madrid	euro	0.4	25.03%
Press TV S.p.A.	Milano	euro	1.5	50.00%
Publieci Television S.A.	Madrid	euro	0.3	25.03%
Red de Television Digital Madrid S.A.	Madrid	euro	0.06	50.07%
Red de Television Digital Valencia S.A.	Ribarroja del Turia (Valencia)	euro	3.00	25.03%
Titanus Elios S.p.A.	Roma	euro	29.5	29.60%

Equity investments held as "Available for sale"	Registered Office	Currency	Share capital	% held by the Group
Alba Adriatica S.L.	Madrid	euro	0.076	7.51%
Class CNBC S.p.A.	Milano	euro	0.6	9.94%
Convergenza S.C.A.	Lussemburgo	euro	4.4	5.00%
Corporación de Medios Radiofónicos Digitales, S.A.	Zamudio-Vizcaya (Spagna)	euro	6.0	5.01%
Euromedia Luxembourg Two S.A. (in liquidazione)	Lussemburgo	USD	36.3	11.76%
Grattacielo S.r.l.	Milano	euro	0.01	10.00%
International Media Services Ltd.	Malta	euro	0.05	99.95%
KirchMedia GmbH & Co KGaA	Monaco	euro	55.3	2.28%
Kulteperalia S.L.	Madrid	euro	8.2	7.51%
Mediaset Ireland Ltd. (in liquidazione)	Dublino	euro	0.00005	100.00%
Radio e Reti S.r.l.	Milano	euro	1.0	10.00%
Super Nueve Televisiòn S.A.	Madrid	euro	0.06	12.52%
TV Breizh Nantes S.A.	Nantes (Francia)	euro	0.04	15.03%
TV Breizh S.A.	Lorient (Francia)	euro	3.4	14.35%

2006 Interim Report

Report of the External Auditors

MEDIASET GROUP

Deloitte.

Deloitte & Touche S.p.A.
Via Tortona, 25
20144 Milano
Italia

Tel: +39 02 83322111
Fax: +39 02 83322112
www.deloitte.it

**AUDITORS' REPORT
PURSUANT TO ARTICLE 81 OF CONSOB REGULATION
ADOPTED WITH DELIBERATION N.11971 OF MAY 14,1998
AND SUBSEQUENT AMENDMENTS.**

**To the Shareholders of
MEDIASET S.p.A.**

1. We have reviewed the interim consolidated financial statements, consisting of the consolidated balance sheet, income statements, statements of cash flows and changes in stockholder's equity and related explanatory notes, accounting tables and related notes of Mediaset S.p.A (parent company) which are included in the 2006 Half Year Report of Mediaset S.p.A. and subsidiaries. These interim consolidated financial statements are the responsibility of the Company's Director. Our responsibility is to issue a report on these interim consolidated financial statements based on our limited review. In addition we have read the other sections of the Half Year Report for the sole purpose of verifying their consistency with the interim consolidated financial statements.

2. Our review was carried out in accordance with the standards recommended by the Italian Regulatory Commission for Companies and the Stock Exchange ("Consob") for the review of the half yearly financial information under Resolution n.10867 of July, 31 1997. Our review consisted principally of applying analytical procedures to the underlying financial data, assessing whether accounting policies have been consistently applied and making enquiries of management responsible for financial and accounting matters. The review excluded audit procedures such as tests of controls and substantive verification procedures of the assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with established auditing standards. Accordingly, unlike our report on the year end consolidated financial statements, we do not express an audit opinion on the half yearly report.

3. With regard to the comparative figures related to the year ended December 31st, 2005 and to he six month period ended June 30th, 2005 presented in the interim consolidated financial statements are concerned, reference should be respectively made to our auditor's reports dated September 14th, 2006, March, 29th 2006 and September 16th, 2005.
Comparative figures of parent company related to the six months ended June 30, 2005, restated under International Financial Reporting Standards, and related IFRS reconciliations are based on financial data for the six months ended June 30, 2005 prepared in accordance with Italian Law governing financial statements, reference should be made to our review report dated on September, 16th 2005.

4. Based on our review, we are not aware of any material modifications that should be made to the interim consolidated financial statements mentioned in paragraph 1 above, in order for it to be in conformity with the criteria provided by IAS 34 and article 81 approved with Resolution n. 11971 of May 14, 1999 and subsequent modifications.

DELOITTE & TOUCHE S.p.A.

Signed by
Patrizia Arienti
Partner

Milan, Italy
September 15th, 2006

This report has been translated into the English language solely for the convenience of international readers.